Exhibit 4

Date September 20th, 2001

SHARES AND ASSETS SALE AND PURCHASE AGREEMENT

Between

Pernod Ricard

Austin, Nichols & Co. Inc.

Compagnie Financière des Produits Orangina

Pampryl

and

Schweppes International Limited

Cadbury Schweppes France

CBI Holdings Inc.

Table of Contents

1.	DEFINITIONS AND INTERPRETATION	10

2.	SALE AND PURCHASE OF THE FRENCH SHARES, US SHARES, AND FRENCH BUSINESS ASSETS	22

3.	SPECIFICS OF THE SALE AND PURCHASE AGREED PURSUANT TO ARTICLE 2	22

4.	PURCHASE PRICE	22

5.	ADJUSTMENT OF THE BASE PAYMENT AND US BASE PAYMENT	24

6.	PROCEDURE FOR PREPARATION OF THE BALANCE SHEET AT CLOSING AND US BALANCE SHEET AT CLOSING AND DETERMINATION OF THE FINAL PURCHASE PRICE AND US FINAL PURCHASE PRICE - DISPUTE RESOLUTION	25

7.	FURTHER COVENANTS BETWEEN THE PARTIES	28

8.	CONDITIONS PRIOR TO CLOSING	38

9.	CLOSING	39

10.	REPRESENTATIONS AND WARRANTIES OF SELLERS	41

11.	DURATION OF WARRANTIES MADE BY SELLERS	65

12.	INDEMNIFICATION	65

13.	MANAGEMENT OF THE COMPANIES AND/OR BUSINESS BETWEEN THE DATE HEREOF AND THE CLOSING	75

14.	REPRESENTATION AND WARRANTIES OF THE BUYERS	78

15.	MISCELLANEOUS	80

LIST OF SCHEDULES		87

This Agreement is entered into as of this 20th day of September 2001 by and among:

(1)	Pernod Ricard, a société anonyme incorporated under the laws of France, with a share capital of FRF 1,127,733,200, having its registered office at 142, boulevard Haussmann, 75008 Paris, France, registered with the Registry of Commerce and Companies of Paris under number 582 041 943 (hereafter “Pernod Ricard”);

(2)	Austin Nichols & Co. Inc., a corporation incorporated under the laws of the State of Delaware having its office at 733 Third Avenue, New York, NY 10017 (hereafter “Austin Nichols”);

(3)	Compagnie Financière des Produits Orangina, a société anonyme incorporated under the laws of France, with a share capital of FRF 65,505,000, having its registered office at 595, avenue Pierre Berthier, Domaine Saint Hilaire, 13855 Aix-en-Provence Cedex 3, registered with the Registry of Commerce and Companies of Aix-en-Provence under number 061 801 254 (hereafter “CFPO”);

(4)	Pampryl, a société anonyme incorporated under the laws of France, with a share capital of FRF 61,952,950, having its registered office at 160, avenue Paul Vaillant Couturier, 93120 La Courneuve, registered with the Registry of Commerce and Companies of Bobigny under number 035 680 016 (hereafter “Pampryl”);

Pernod Ricard, Austin Nichols, CFPO and Pampryl are referred to individually as “Seller” and together as “Sellers”.

and

(5)	Schweppes International Limited, a company incorporated under the laws of England, having its place of business at Bankrashof 3 – PO BOX 400 – 1180 AK Amstelveen – The Netherlands (hereafter “SIL”);

(6)	Cadbury Schweppes France, a société anonyme incorporated under the laws of France, with a share capital of FRF 1,593,169,000, having its registered office at 12-14, rue Belgrand, 92309 Levallois-Perret, registered with the Registry of Commerce and Companies of Nanterre under number 348 502 352 (hereafter “CSF”);

(7)	CBI Holdings Inc., a Delaware corporation, having its office at 6 High Ridge Park, Stamford, Connecticut 06905 (hereafter “CBIH”);

SIL, CSF and CBIH are referred to individually as “Buyer” and together as “Buyers”.

WHEREAS:

(1)	The Sellers own or will own immediately before Closing directly or indirectly, in the manner described in Part I of Schedule 1 hereto:

(a)	99.97% of the share capital of Orangina Pampryl, a société anonyme incorporated under the laws of France, with a share capital of Euro 19,500,000, having its registered office at Domaine de Saint Hilaire, 595 rue Pierre Berthier, 13855 Aix-en-Provence Cedex 3, registered with the Registry of Commerce and Companies of Aix-en-Provence under number 056 807 076 (hereafter “Orangina Pampryl”), it being specified that (i) the proceeding described in Part II of Schedule 1 has been initiated to sell the minority shares and that Sellers guarantee that this proceeding shall be completed by the 31st of December 2001 latest (i.e. Sellers will have acquired the minority shares of Orangina Pampryl during the auction and will have transferred them to Cadbury Schweppes France without any additional consideration other than the part of the Base Purchase Price allocated to Orangina Pampryl shares as provided for in Schedule 4.1(b), fully paid on Closing), and that (ii) the contribution by CFPO to Orangina Pampryl of a real property located in Aix-en-Provence and the contribution by Pampryl to Orangina Pampryl of the Champomy “fonds de commerce” will result in the issue of further shares to CFPO and Pampryl which will also be transferred to Buyers on Closing, so that (iii) latest on the 31st of December 2001, all the share capital of Orangina Pampryl will have been transferred to Buyers. It is understood that in the case some of Orangina Pampryl shareholders other than the owners of the minority shares referred to in (i) above would decide to sell directly their shares to the Buyers, Sellers will notify within a reasonable period of time before the date of Closing the name of said shareholders as well as the number of shares sold directly to Buyers and the price to be paid to these shareholders. Such a price shall be as reasonably agreed between Sellers and such shareholder(s) without any responsibility on Buyers, and shall be deducted from the Base Payment. Such direct transfer by said shareholder(s) will be without any prejudice to the commitments of Sellers hereunder that all the Shares (but the minority shares referred to in paragraph (1)(a)(i) above to be transferred latest on the 31st of December 2001) will be transferred on Closing to Buyers. For the avoidance of doubt, it is confirmed that the representations and warranties and covenants issued by Sellers shall apply to all the Shares, and accordingly including to, and in respect of, the shares to be transferred by such shareholder(s), and that the responsibility of Sellers shall always be calculated as if all the Shares had been transferred by Sellers to Buyers; and

(b)	100% of the share capital of Centre d’Elaboration des Concentrés Orangina, a société anonyme incorporated under the laws of France, with a share capital of Euro 9,300,000, having its registered office at Parc d’Activité du Plateau de Signes, Avenue de Madrid, 83870 Signes, registered with the Registry of Commerce and Companies of Toulon under number 382 255 016 (hereafter “CECO”); and

(c)	100% of the share capital of Ulti, a société anonyme incorporated under the laws of France, with a share capital of Euro 53,000, having its office at rue de la Longueraie and 20, rue de la Fosse Montalbot, 91270 Vigneux sur Seine, registered with the Registry of Commerce and Companies of Evry under number 339 330 599 (hereafter “Ulti”); and

(d)	100% of the share capital of L’Igloo Distribution Automatique, a société par actions simplifiée incorporated under the laws of France, with a share capital of Euro 725,000, having its registered office at Domaine Saint-Hilaire, 595, rue Pierre Berthier, 13855 Aix-en-Provence, registered with the Registry of Commerce and Companies of Aix-en-Provence under number 402 931 240 (hereafter “L’Igloo DA”); and

(e)	100% of the share capital of The New Drinks Company, a société par actions simplifiée incorporated under the laws of France, with a share capital of FRF 250,000, having its registered office at Domaine Saint-Hilaire, 595, rue Pierre Berthier, 13855 Aix-en-Provence, registered with the Registry of Commerce and Companies of Aix-en-Provence under number 404 907 941 (hereafter “NDC”); and

(f)	50% of the share capital of L’Igloo Post Mix, a société anonyme incorporated under the laws of France, with a share capital of Euro 3,770,000, having its registered office at Zone Industrielle, 7 Première Avenue, 13127 Vitrolles, registered with the Registry of Commerce and Companies of Salon de Provence under number 085 720 217 (hereafter “L’Igloo PM”); and

(g)	100% of the share capital of Yoo-Hoo Industries Inc., a Delaware corporation, having its office at 600 Commercial Avenue, Carlstadt, NJ 07072 (hereafter “Yoo-Hoo Industries”); and

(h)	100% of the share capital of Yoo-Hoo Chocolate Beverage Corp., a Delaware corporation, having its office at 600 Commercial Avenue, Carlstadt, NJ 07072 (hereafter “Yoo-Hoo Chocolate Beverage”); and

(i)	100% of the share capital of Yoo-Hoo of Louisiana Corp., a Delaware corporation, having its office at 2624 Powers Street, Opelousas, LA 70570 (hereafter “Yoo-Hoo of Louisiana”); and

(j)	100% of the share capital of Yoo-Hoo of Florida Corp., a Delaware corporation, having its office at 590 West 83rd Street, Hialeah, FL 33014 (hereafter “Yoo-Hoo of Florida”); and

(k)	100% of the share capital of Yoo-Hoo (International) Inc., a Delaware corporation, having its office at 733 Third Avenue, New York, NY 10017 (hereafter “Yoo-Hoo International”); and

(l)	100% of the share capital of SCI G.B.B.M., a société civile immobilière incorporated under the laws of France, with a share capital of FRF 10,000, having its registered office at 160, avenue Paul Vaillant Couturier, 93120 La

Courneuve, registered with the Registry of Commerce and Companies of Bobigny under number 378 650 519 (hereafter “GBBM”).

(2)	The Sellers will be, at Closing, in particular through the ownership of the assets and rights as described in Recitals (1) and (3) of this Agreement, engaged in the business of:

(a)	the manufacture, bottling, distribution, marketing and sale of soft drinks listed in Part I of Schedule A to this Agreement (together the “Products”) in France, USA and Canada; and

(b)	the manufacture, bottling, distribution, marketing and sale of the Products throughout the countries listed in Part II of Schedule A to this Agreement through Seller’s Affiliates and “Third Party” distributors and/or licensees.

The rights, assets and activities referred to under paragraphs (a) and (b) above, including any other related right, asset or activity necessary or currently used to conduct the activities described under paragraphs (a) and (b), including the rights relating to derivative products (such as brand merchandise, etc.) associated with the Products and the activities connected with the manufacturing and/or the sale of the Products, are globally defined in this Agreement as the “Business”; provided, however, that for the purpose of this Agreement, the Business will exclude (i) certain Products in certain countries as listed in Part III of Schedule A and (ii) the rights granted under the agreements with Pernod Ricard, Pampryl and/or CFPO to be terminated on Closing as specified under Article 7.6.

(3)	Except as otherwise explicitly provided for in this Agreement, Sellers are, directly or indirectly, in particular through the ownership of the Companies, the exclusive owners of all copyrights, trademarks (including all of the goodwill associated therewith), trade dress, patents, inventions, models, designs, know-how, Formulae and recipes, trade secrets, and associated registered or unregistered proprietary rights (including droits d’auteur) (collectively referred to as the “Intellectual Property Rights”) which are part of the Business as follows:

(a)	the trademarks, including all memorabilia, files and archives in relation to the trademarks, all registrations and applications for registration therefor, and domain names as well as Formulae and recipes, manufacturing and trade secrets and associated rights owned by Pernod Ricard mentioned or listed in Schedule B (the “Pernod Ricard Trademarks”);

(b)	the trademarks, including all memorabilia, files and archives in relation to the trademarks, all registrations and applications for registration therefor, and domain names as well as Formulae and recipes, manufacturing and trade secrets and associated rights owned by CFPO and/or Pampryl mentioned or listed in Schedule C (the “CFPO and Pampryl Trademarks”), provided that under the guarantee of Pernod Ricard the trademarks, including all memorabilia, files and archives in relation to the trademarks, all registrations and applications for registration therefor, and domain names as well as Formulae and recipes, manufacturing trade secrets and associated rights formerly owned by CSR mentioned or listed in Schedule D have been fully transferred to Pampryl and that all formalities relating to such transfer have been duly completed and that such Intellectual Property Rights will be transferred to Buyers as part of the CFPO and Pampryl Trademarks;

(c)	the trademarks, including all memorabilia, files and archives in relation to the trademarks, all registrations and applications for registration therefor, and domain names as well as Formulae and recipes, manufacturing and trade secrets and associated rights owned by Austin Nichols mentioned or listed in Schedule E (the “Austin Nichols Trademarks”);

(d)	the trademarks, including all memorabilia, files and archives in relation to the trademarks, all registrations and applications for registration therefor, and domain names as well as Formulae and recipes, manufacturing and trade secrets and associated rights owned by the Companies mentioned or listed in Schedule F (the “Companies Trademarks”);

(e)	the patents, patent applications and inventions listed in Schedule G (the “Patents”) owned by Sellers and/or the Companies and/or Sellers’ Affiliates;

(f)	all models and designs, whether registered or unregistered, relating to any of the Products or any material, such as bottles, packaging materials used in connection with the Products and/or the Business listed in Schedule H; and

(g)	all other know-how, trade secrets, manufacturing and selling information, confidential business information, customer, supplier and distributor lists (including droits d’auteur listed in Schedule I), and including full ownership of any Intellectual Property Rights associated with the promotional and advertising materials necessary to the Products and/or the Business, as provided by applicable laws;

and have all rights to use any Intellectual Property Rights used in the operation of the Business, all to the extent necessary for the operating of the Business as currently operated.

(4)	Sellers and Buyers have been engaged in discussions with respect to the sale by Sellers and purchase by Buyers of the Business. Furthermore, within a due diligence process, the Buyers had access prior to the date hereof (i) to a data room containing various information and various documentation, including financial documents regarding the Business and to further documents in part provided at Buyers’ request at certain times between September 2000 and mid October 2000, and between February and March 2001 and (ii) to various sites of the Business at certain times between June and mid July 2001 provided that the terms of this paragraph shall not reduce or limit in any manner whatsoever the rights of Buyers set forth in this Agreement, in particular as a result of Articles 10.29 and 12.

(5)	In relation to the French part of the Business, the Sellers declare that they have taken all steps required by law to inform and consult the relevant workers committees and Buyers acknowledge that they had the opportunity to be associated with this information and the consultation process. On the 23rd of August 2001, the Council of Workers of Orangina Pampryl expressed a positive opinion as to the transaction contemplated in this Agreement. The Sellers and the Buyers recognise the importance of maintaining the good quality of social relationships which exist in the Companies. The Parties confirm their agreement that the completion of the transactions contemplated in this Agreement will not be the cause of a change of the collective agreements and of the benefits applicable to the employees of the Business.

Sellers acknowledge that they have been informed by Buyers and have approved that, following the Closing, Buyers will cause a steering committee to be put in place with representatives of the Business in France and all the relevant businesses of Buyers’ Group.

The steering committee will be invited to help and favour better knowledge and understanding among the personnel of the relevant businesses in France so that their businesses can better continue to exist and develop, their specificity and particulars being taken into account whilst benefiting at the same time of all the advantages resulting from the contemplated transaction having taken place.

Social considerations and transparency are recognised as an important aspect of this process.

All the rights of the Councils of Workers and of other personnel and trade-union representatives as set out in the relevant French laws will be preserved and complied with. The same will be fully associated to any exchange and reflection as may exist relating to the relevant businesses activities and organisation.

It is expected that the tasks of the steering committee will last for several months. It is also expected that the outcome of the work steering committee will help towards the development and the strengthening of adequate communication with and amongst the employees of the Business, which will constitute an essential contribution to a successful business for all parties concerned.

(6)	Subject to the terms and conditions set forth herein, Buyers undertake to purchase and Sellers undertake to sell to Buyers at Closing the Business, that is simultaneously:

(a)	all of the shares making up the share capital of CECO, Ulti and GBBM, and all of the shares making up the share capital of Orangina Pampryl (but the minority shares referred to in Recital (1)(a)(i) above to be transferred latest on the 31st of December 2001, and without prejudice to the transfers which might take place on Closing from some shareholders of Orangina Pampryl as specified under Recital (1)(a) above), 50% of the shares making up the share capital of L’Igloo PM, hereinafter called the “French Shares” and, through the purchase of the French Shares, all of the shares making up the share capital of the relevant “Subsidiaries”;

(b)	all of the shares making up the share capital of Yoo-Hoo Industries (the “US Shares”) and, through the purchase of the US Shares, all of the shares making up the share capital of the relevant “Subsidiaries”;

(c)	the trademarks, Formulae and recipes, patents and related rights (including contracts, such as, but not limited to, the bottling agreements) and assets (including elements of fonds de commerce and stocks) of the Business owned by Pernod Ricard, CFPO and Pampryl which are necessary or currently used for the operation of the Business including those listed in Schedule J1 (the “French Business Assets”) but excluding those listed in Schedule J2, provided that all debts (including “dettes fournisseurs”) and receivables (including “créances clients”) of Pernod Ricard, CFPO and Pampryl accrued in relation to the French Business Assets until Closing (other than intercompany balances with the French Companies which shall be treated as part of the Net Financial Indebtedness) shall remain with the relevant Seller and the collection and/or payment of all such receivables and debts shall remain under the sole responsibility of Sellers as per Article 7.8(m). Without prejudice to the above, Sellers and Buyers agree that, in the event Buyers or Sellers would receive a payment due to the other Party, such payment shall be transferred to that other Party; and

(7)	It has been agreed that at the latest on Closing the following transactions will have been completed:

(a)	all rights and assets necessary or currently used for the operation of the Business, not included in the French Business Assets, including, without limitation, computer and software system, the real properties owned and leased directly by Pernod Ricard, Pampryl and CFPO in connection with the Business and all other assets and rights (including, but not limited to, the Champomy business – fonds de commerce and elements of the CFPO international business) owned by Pernod Ricard, Pampryl and CFPO in connection with the Business, as listed in Schedule K (the “Other Business Assets”) will be contributed by Pernod Ricard, Pampryl and CFPO to Orangina Pampryl, provided that all debts (including “dettes fournisseurs”) and receivables (including “créances clients”) of Pernod Ricard, CFPO and Pampryl accrued in relation to the Other Business Assets until Closing (other than intercompany balances with the French Companies which shall be treated as part of the Net Financial Indebtedness) shall remain with the relevant Seller and the collection and/or payment of all such receivables and debts shall remain under the sole responsibility of Sellers as per Article 7.8(m). Without prejudice to the above, Sellers and Buyers agree that, in the event Buyers or Sellers would receive a payment due to the other Party, such payment shall be transferred to that other Party.

(b)	all assets of the Business (other than the US Shares and other than the assets listed in Schedule 10.12.7(b)) owned by Austin Nichols (the “US Business Assets” listed in Schedule L) will be transferred by Austin Nichols to Yoo-Hoo Industries, including the Austin Nichols Trademarks.

The Parties have determined to enter into this Agreement to set forth their respective rights and obligations regarding the sale and purchase of the rights and assets referred to in Paragraphs 6 (a), 6 (b) and 6 (c) above and the other transactions and agreements contemplated in this Agreement.

IT IS NOW AGREED AS FOLLOWS:

1.       DEFINITIONS AND INTERPRETATION

In this agreement, including the Recitals and the Schedules (together hereinafter referred to as the “Agreement”), unless the context otherwise requires, or except as otherwise expressly provided, the following terms shall have the following meanings:

“Affiliate”	means: in relation to any of the Parties, any other company or corporation which, directly or indirectly, (i) has the power to direct the management and policies of such company or corporation, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, or (ii) has the same ultimate controlling company.

“Ancillary Agreements”	means: the agreements to be continued following or entered into at Closing referred to in Article 7 of this Agreement;

“Associated Costs”	means: associated costs as defined in Article 4.5.4 of Schedule 7.16 of this Agreement.

“Austin Nichols Group”	means: the affiliated group of corporations, within the meaning of Section 1504(a) of the Code, of which Austin Nichols is the common parent corporation;

“Austin Nichols Party”	means: Austin Nichols and any subsidiary or Affiliate of Austin Nichols, other than the Companies;

“Austin Nichols Trademarks”	means: the trademarks and associated rights referred to in paragraph 3(c) of the Recitals to this Agreement;

“Balance Sheet at Closing”	means: the balance sheet as defined in Article 6 of this Agreement;

“Balance Sheet Items”	means: the Balance Sheet Items as defined in

Article 6.2 of this Agreement;

“Base Purchase Price”	means: the price defined in Article 4(1) of this Agreement;

“Base Payment”	means: the payment as defined in Article 4(1) of this Agreement;

“Benefit Plan”	means: any Plan, existing at the Closing or prior thereto, established or to which contributions have at any time been made by any of the US Companies or any ERISA Affiliate, or any predecessor of any of the foregoing, or under which any employee, former employee, director, agent or independent contractor who is or was engaged in the Business and is a US resident, or any beneficiary thereof, is covered, is eligible for coverage or has benefit rights;

“Breach of Warranties”	means: a Breach of Warranties as defined in Article 12 of this Agreement;

“Business”	means: the Business defined in Recital 2 of this Agreement;

“Business Day”	means: any day (other than a Saturday or a Sunday) when banks in Paris, London and New York are open for the transaction of normal business;

“Business Pro Forma Balance Sheet”	means: the balance sheet derived from, and prepared as at the date of, the Business Financial Statements to reflect the French Companies, the French Business Assets (excluding those brands sold directly to Buyers by Pernod Ricard, CFPO and Pampryl) and the Other Business Assets, excluding the assets and liabilities related to the manufacturing site and business of Marmande referred to in Article 7.8(a) of this Agreement;

“Business Financial Statements”	means: the balance sheet and profit and loss accounts (including the notes thereto, if any) for each Company and for CFPO and certain management accounts for the financial period ending on December 31, 2000, copies of which are attached in Schedule 10.5.1 hereto, prepared in accordance with French GAAP consistently applied for French Companies and US GAAP consistently applied for US Companies, certified as true and accurate by Sellers and audited or examined (“attestation”, with respect to the management accounts) by each of the relevant Companies auditors;

“Buyers”	means: SIL, CSF and CBIH;

“Buyers’ Auditors”	means: Andersen;

“Buyers’ Group”	means: collectively Cadbury Schweppes plc and its subsidiaries;

“CFPO and Pampryl Trademarks”	means: the trademarks and associated rights referred to in paragraph 3 (b) of the Recitals to this Agreement;

“Claim”	means: a Claim as defined in Article 12 of this Agreement;

“Claimant”	means: a Claimant as defined in Article 15.10 of this Agreement;

“Claim Notice”	means: a Claim Notice as defined in Article 12.2.1 of this Agreement;

“Closing”	means: the completion of the sale and purchase of the French Shares, US Shares and French Business Assets pursuant to this Agreement;

“Code”	means the Internal Revenue Code of 1986, as amended;

“Company”	means: any of CECO, Orangina Pampryl, Ulti, L’Igloo DA, L’Igloo PM, NDC, Yoo-Hoo Industries, Yoo-Hoo Chocolate Beverage, Yoo-Hoo of Louisiana, Yoo-Hoo of Florida, Yoo-Hoo International and GBBM, as described in paragraph (1) of the Recitals to this Agreement, taken together the “Companies”;

“Companies Trademarks”	means: the trademarks and associated rights referred to in paragraph 3(d) of the Recital to this Agreement;

“Customer Terms”	means: the terms and conditions on which the Business is selling at the date of this Agreement to each customer in France in respect of the brands to be sold;

“Defendant”	means: a Defendant as defined in Article 15.10 of this Agreement;

“Dispute Notice”	means: a Dispute Notice as defined in Article 12.2.3 of this Agreement;

“Election Notice”	means: a written notice provided by Austin Nichols in respect of a Tax Claim to the effect that (i) Austin Nichols acknowledges its indemnity obligation with respect to such Tax Claim and (ii) Austin Nichols elects to contest, and to control the defense or prosecution of, such Tax Claim at the sole risk and sole cost and expense of Austin Nichols;

“Environment”	means: all air, surface water, groundwater, or land, including land surface or subsurface, including all fish, wildlife, biota and all other natural resources;

“Environmental Claim”	means: any and all administrative or judicial actions, suits, orders, claims, liens, notices of violation, demand letters, complaints, or proceedings by any person (including, but not limited to, any Governmental or Regulatory Authority, private person and citizens’ group), or any requests for information or investigations by any Governmental or Regulatory Authority, in each case whether criminal or civil, pursuant to or relating to any applicable Environmental Law based upon or claiming (a) compliance or non-compliance with any Environmental Law, (b) the presence, generation, use, handling, transportation, storage, treatment, disposal, manufacture, or Release, or threatened Release of any Hazardous Materials, or (c) exposure to Hazardous Materials;

“Environmental Law”	means: any and all laws, whether civil, criminal or administrative, which have as a purpose or effect the protection of health and the Environment, worker health and safety, and/or governing the handling, use, generation, treatment, storage, transportation, disposal, manufacture, distribution, formulation, packaging, labelling, or Release of Hazardous Materials, whether now existing or subsequently amended or enacted, including European Community or European Union regulations, directives, decisions and recommendations, statutes and subordinate legislation, regulations, orders, ordinances, Environmental Permits, codes of practice, circulars, guidance notes and the like, common law, local laws, judgements, notices, orders, directions, instructions or award of any Governmental or Regulatory Authority, including US Environmental Law, applicable to Sellers (in connection with the Business) and/or the Companies and/or the Owned Real Property and/or the Leased Real Property;

“Environmental Permit”	means: any license or permit issued pursuant to or under, or required by any Environmental Law and/or any Governmental or Regulatory Authority, required to carry on the Business or required in relation to the Owned Real Property and/or the Leased Real Property;

“ERISA”	means: the US Employment Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder;

“ERISA Affiliate”	means: any “person” (with the meaning of Section 3 (9) of ERISA) who is, or at any time was, a member of a “controlled group” (within the meaning of Section 412 (n) (6) (B) of the Code) that includes, or at any time included, a US Company or any Affiliate thereof, or any predecessor of any of the foregoing;

“Estimated Net Financial Indebtedness”	means: the Estimated Net Financial Indebtedness as defined in Schedule 5.1(a)

“Estimated Net Working Capital”	means: the Estimated Net Working Capital as defined in Schedule 5.1(b);

“Final Balance Sheet at Closing”	means: the Final Balance Sheet at Closing as defined in Article 6.6;

“Final Determination”	means: the final resolution of liability for any Tax for a taxable period, (i) by United States Internal Revenue Service Form 870 or 870-AD (or any successor forms thereto), on the date of acceptance by or on behalf of the taxpayer, or by a comparable form under the laws of other jurisdictions; except that a Form 870 or 870-AD or comparable form that reserves (whether by its terms or by operation of law) the right of the taxpayer to file a claim for refund and/or the right of the taxing authority to assert a further deficiency shall not constitute a Final Determination; (ii) by a decision, judgement, decree or other order by a court of competent jurisdiction, which has become final and unappealable; (iii) by a closing agreement or accepted offer in compromise under Section 7121 or 7122 of the Code, or comparable agreements under the laws of other jurisdictions; (iv) by any allowance of a refund or credit in respect of an overpayment of Tax, but only after the expiration of all periods during which such refund may be recovered (including by way of offset) by the taxing jurisdiction; or (v) by any other final disposition, including by reason of the expiration of the applicable statute of limitations or by mutual agreement of the parties;

“Final Purchase Price”	means: the Final Purchase Price as defined in Article 5.4 of this Agreement;

Florida Union”	means: the Florida Union as defined in Article 13.7;

“Florida Union Contract”	means: the Florida Union Contract as defined in Article 13.7;

“Florida Renewal”	means: the Florida Renewal as defined in Article 13.7;

“FOREX”	means: European Central Bank Euro / USD fixing rate at midday Paris time on the last Business Day prior to Closing day;

“Formulae”	means: any formulae relating to any of the Products, together with any technical information of any kind relating thereto necessary or currently used to carry on the production of the Products;

“French Business Assets”	means: the assets referred to in paragraph 6(c) of the Recitals of this Agreement;

“French Companies”	means: CECO, Orangina Pampryl, Ulti, L’Igloo DA, L’Igloo PM, NDC, and GBBM;

“French Shares”	means: the shares referred to in paragraph 6(a) of the Recitals of this Agreement;

“Governmental or Regulatory Authority”	means: any court, tribunal, arbitrator, authority, agency, commission, official or other instrumentality of France, the United States, or any other country or any domestic or foreign state, county, city or other political subdivision;

“Hazardous Material”	means: (a) petroleum products and by-products, asbestos urea formaldehyde foam insulation, polychlorinated biphenyls, chlorofluorocarbons and all other ozone depleting substances, or (b) any chemical, material substance, waste, pollutant or contaminant that is prohibited, limited or regulated by Environmental Law;

“HSR Act”	means: the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder;

“Intellectual Property Rights”	means: the Intellectual Property Rights referred to in paragraph (3) of the Recitals to this Agreement;

“ISRA”	means: the New Jersey Industrial Site Recovery Act, N.J.S.A. 13:K and its implementing regulations N.J.A.C. 7:26 B;

“Leased Real Property”	means: the real property leased by the relevant Companies as listed in Schedule 10.10.1;

“Loading”	means: Loading as defined in Article 10.6(14) of this Agreement;

“Management Accounts”	means: the management accounting data relating to the Business which are attached in Schedule 10.5.3 (d);

“Material Adverse Change”	means: any circumstance or event affecting specifically the assets, liabilities, products or operations or commercial condition or financial or industrial condition of the Business (including, but not limited to, fire, explosion, accident, breakage of facilities or plants, or production or commercial or financial related events) which would substantially affect the ability of the Buyers to operate or conduct the Business after Closing in the manner in which it is currently operated, provided however that Material Adverse Change shall exclude any change or effect only due to general economy, industry wide or financial market conditions or any change in laws, regulations or legal environment;

“Material Contract”	means: a Material Contract as defined in Article 10.13.6 of this Agreement;

“Multiemployer Plan”	means: a Plan which is a “multiemployer plan” (within the meaning of Section 4001 (a) (3) of ERISA) with respect to which a US Company or any ERISA Affiliate has an obligation to contribute or has or could have withdrawal liability under Section 4201 of ERISA;

“Net Financial Indebtedness”	means: the Net Financial Indebtedness as defined in Schedule 5.1(a);

“Net Working Capital”	means: the Net Working Capital as defined in Schedule 5.1(b);

“Net Working Capital as of December 31, 2000”	means: the Net Working Capital as of the 31st of December 2000, as defined in Schedule 4.1(a) of this Agreement;

“Neutral Auditors”	means: the Neutral Auditors defined in Article 6.3 of this Agreement;

“Other Business Assets”	means: the assets referred to in paragraph 7(a) of the Recitals to this Agreement;

“Owned Real Property”	means: the real property owned by the relevant Companies as listed in Schedule 10.9.1(a);

“Party”	means: any of Buyers or Sellers, collectively the “Parties”;

“Patents”	means: the patents referred to in paragraph 3(e) of the Recitals to this Agreement;

“Pernod Ricard Trademarks”	means: the trademarks and associated rights referred to in paragraph 3(a) of the Recitals to this Agreement;

“Plan”	means: any bonus, incentive compensation, deferred compensation, pension, profit sharing, retirement, stock purchase, stock option, stock ownership, stock appreciation rights, phantom stock, leave of absence, layoff, vacation, day or dependent care, legal services, cafeteria, life, health, accident, disability, workers’ compensation or other insurance, severance, separation or other employee benefit plan, practice, policy or arrangement of any kind, whether written or oral, or whether for the benefit of a single individual or more than one individual, including but not limited to any “employee benefit plan” (within the meaning of Section 3 (3) of ERISA);

“Post-Closing Period”	means: any taxable period or portion thereof beginning after the Closing date or, as the context may require, all such periods. If a taxable period begins on or before the Closing date and ends after the Closing date, then the portion of the taxable period that begins on the day following the Closing date shall constitute a Post-Closing Period;

“Pre-Closing Period”	means: any taxable period or portion thereof ending on or before the Closing date or, as the context may require, all such periods. If a taxable period begins on or before the Closing date and ends after the Closing date, then the portion of the taxable period through the end of the Closing date shall constitute a Pre-Closing Period;

“Products”	means: the products listed in Part I of Schedule A to this Agreement;

“Proposed Settlement”	means: a proposed settlement as defined in Article 12.2.5(1)(c) of this Agreement;

“Relevant Group”	means: any affiliated, combined, consolidated, unitary or similar group of which any US Company is or was a member;

“Release”	means: any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, or disposing of a Hazardous Material into the Environment;

“Resolution Period”	means: the Resolution Period as defined in Article 6.3 of this Agreement;

“Seller”	means: any of Pernod Ricard, Austin Nichols, CFPO, Pampryl (together “Sellers”);

“Sellers Accountants”	means: Deloitte and Touche;

“Sellers’ Auditors”	means: Mazars & Guérard;

“Sellers’ Group”	means: collectively, Pernod Ricard and its subsidiaries;

“Site”	means: any of the real properties currently or previously owned, leased or operated by: (i) the Companies, or (ii) any predecessors of the Companies, in each case, including all soil, subsoil, surface waters and groundwater thereat;

“Straddle Period Return”	is defined in Article 4.3 of Schedule 7.16;

“Subsidiary”	means: any of NDC, L’Igloo DA, Yoo-Hoo Chocolate Beverage, Yoo-Hoo of Louisiana, Yoo-Hoo of Florida and Yoo-Hoo International, taken together the “Subsidiaries”;

“Subsidiary Shares”	means: any of NDC shares, L’Igloo DA shares, Yoo-Hoo Chocolate Beverage shares, Yoo-Hoo of Louisiana shares, Yoo-Hoo of Florida shares, or Yoo-Hoo International shares, and taken together, the “Subsidiaries Shares”;

“Tax Claim”	means: any claim with respect to Taxes made by any taxing authority or other person that, if pursued successfully, could serve as the basis for a claim for indemnification of Buyers and/or the Companies for all or a portion of the Taxes that are the subject of the claim;

“Taxes”	means: all forms of taxation including all direct or indirect taxes, any levies, imposts, duties or other charges, including, without limitation, taxes on or calculated with respect to income, profits or capital, estimated taxes, withholding taxes, equalization tax (précompte), property taxes, value added taxes, stamp duty, registration duties, customs and excise duties, sales or use taxes, and social contributions under any applicable laws or regulations, any penalty, fine or interest or addition to tax payable in connection with any failure to pay or any delay in paying any of the same;

“Threshold”	means: the Threshold as defined in Article 12.4.2 of this Agreement;

“Third Party”	means: a legal and physical person other than Sellers, Buyers and their respective Affiliates;

“to the Knowledge of the Sellers”; “to the Best Knowledge of the Sellers” or “Known to Sellers” or any other equivalent expression;	means to the knowledge of the Sellers after having made all appropriate and reasonable inquiries;

“Transfer Taxes”	means: sales, use, transfer, real property transfer, recording, stock transfer, and other similar taxes and fees;

“US Balance Sheet at Closing”	means: the US Balance Sheet at Closing as defined in Article 6 of this Agreement;

“US Balance Sheet Items”	means: the US Balance Sheet Items as defined in Article 6.2 of this Agreement;

“US Bankruptcy Law”	means: bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting the rights and remedies of creditors generally in the United States;

“US Base Payment”	means: the payment as defined in Article 4(2) of this Agreement;

“US Base Purchase Price”	means: the price defined in Article 4(2) of this Agreement;

“US Business Assets”	means: the assets referred to in paragraph 7(b) of the Recitals to this Agreement;

“US Company”	means: any of Yoo-Hoo Industries, Yoo-Hoo Chocolate Beverage, Yoo-Hoo of Louisiana or Yoo-Hoo of Florida, or Yoo-Hoo International as described in paragraph (1) of the Recital, and taken together, the “US Companies”;

“US Environmental Law”	means: the Comprehensive Environmental Response Compensation and Liability Act of 1980, 42 U.S.C. § 9601 et seq. as amended; the Resource Conservation and Recovery Act of 1976, 42 U.S.C § 6901 as amended; the Federal Water Pollution Act of 1962, as amended, 33 U.S.C. § 1251 et seq.; the Clean Air Act of 1970, as amended, 42 U.S.C. § 7401 et seq.; the Hazardous Materials Transportation Act, 49 U.S.C. § 1801 et seq.; the Safe Drinking Water Act, 42 U.S.C. §§ 300f through 300j; the Toxic Substance Control Act, 15 U.S.C. §§ 2601

through 2629; the Occupational Safety and Health Act, as amended, 29 U.S.C. § 651 et seq.; the Emergency Planning and Community Right-to-Know Act, as amended, 42 U.S.C. §§ 11001 to 11050; and any other federal, state, local or foreign laws, common laws, ordinances, codes, rules and regulations, and any judicial or administrative interpretations thereof, including any judicial or administrative orders, consent orders or judgements, relating to the Release or the threatened Release of Hazardous Materials, health, safety, industrial hygiene or pollution in each case, whether now existing or subsequently amended or enacted;

“US Estimated Net Financial Indebtedness”	means: the US Estimated Net Financial Indebtedness as defined in Schedule 5.2(a);

“US Estimated Net Working Capital”	means: the US Estimated Net Working Capital as defined in Schedule 5.2(a);

“US Final Balance Sheet at Closing”	means: the US Final Balance Sheet at Closing as defined in Article 6.6;

“US Final Purchase Price”	means: the US Final Purchase Price as defined in Article 5.4 of this Agreement

“US Net Financial Indebtedness”	means: the US Net Financial Indebtedness as defined in Schedule 5.2(a);

“US Net Working Capital”	means: the US Net Working Capital as defined in Schedule 5.2( a); means: the US Net Working Capital as of the 31st of

“US Net Working Capital as of December 31, 2000”	December 2000, as defined in Schedule 4.2(a) of this Agreement;

“US Shares”	means: the US Shares referred to in paragraph 6(b) of the Recitals to this Agreement;

“US Treasury Regulations”	means: the regulations promulgated by the United States Treasury Department under the Code, as amended from time to time;

“Warranties”	means: the representations and warranties of Sellers contained in Article 10 of this Agreement.

2.	SALE AND PURCHASE OF THE FRENCH SHARES, US SHARES, AND FRENCH BUSINESS ASSETS

2.1	Subject to the terms and conditions hereof, the Sellers acting jointly hereby agree to sell with full title, free and clear of all encumbrances, liens, claims, equities of any kind and charges, and without any restriction on transferability, free and clear of any option, pre-emption or other restrictive covenants whatsoever, and Buyers hereby agree to purchase from Sellers for the purchase price set forth at Article 4 (but without prejudice to the provisions of Article 5) and on the terms set forth in this Agreement, the French Shares, the US Shares and the French Business Assets.

2.2	Buyers shall be entitled to exercise any rights attached to the French Shares, the US Shares and the French Business Assets from the date of Closing, provided that, at the latest on Closing, (i) the Other Business Assets will have been contributed to Orangina Pampryl and the additional shares to be issued in remuneration for such contribution will be part of the French Shares and (ii) the US Business Assets (including the Austin Nichols Trademarks) will have been transferred to Yoo-Hoo Industries, free and clear of all encumbrances, liens, claims, equities of any kind and charges.

3.	SPECIFICS OF THE SALE AND PURCHASE AGREED PURSUANT TO ARTICLE 2

3.1	The French Shares shall be sold to CSF and/or any Affiliates of CSF, as will be designated by CSF.

3.2	The US Shares shall be sold to CBIH, and/or any Affiliates of CBIH, as will be designated by CBIH;

3.3	The French Business Assets shall be sold to SIL;

3.4	Latest on Closing, the US Business Assets (including the Austin Nichols Trademarks) shall have been transferred by Austin Nichols to Yoo-Hoo Industries and their sale will take place as a result of the transfer of the US Shares to CBIH as indicated under Article 3.2 above; and

3.5	Latest on Closing, the Other Business Assets shall have been contributed by Pernod Ricard, CFPO and Pampryl to Orangina Pampryl and their sale will take place as a result of the transfer of the French Shares to CSF as indicated under Article 3.1 above.

4.	PURCHASE PRICE

Subject to Article 5,

(1)	the French Shares and French Business Assets will be transferred to the Buyers specified in Articles 3.1 and 3.3 in consideration for a purchase price (the “Base Purchase Price”), calculated as follows:

(a)	a sum equal to Euros 550,000,000 (five hundred and fifty million); plus

(b)	an amount of Euros 17,600,000 (seventeen million and six hundred thousand), a lump sum, which fully, finally and irrevocably (subject to the provisions of Article 14.7) compensates Sellers for having agreed to the acquisition scheme herein, as suggested by Buyers.

On the date of Closing, Buyers shall pay Sellers an amount equal to the Base Purchase Price (a) minus an amount equal to the positive amount of the Estimated Net Financial Indebtedness or plus an amount equal to the negative amount of the Estimated Net Financial Indebtedness and (b) plus the difference between the Estimated Net Working Capital and the Net Working Capital as of December 31, 2000, as defined in Schedule 4.1(a) if the difference is a positive amount or minus the difference between the Estimated Net Working Capital and the Net Working Capital as of December 31, 2000 if the difference is a negative amount (the “Base Payment”) less (c) any amount notified by Sellers to Buyers under Recital (1)(a) of this Agreement, in relation to the minority shares of Orangina Pampryl to be acquired directly by Buyers on Closing. The amount of the Estimated Net Financial Indebtedness and the amount of the Estimated Net Working Capital will be calculated by the Sellers in the presence of Buyers and in compliance with the provisions of Schedules 5.1(a) and 5.1(b), respectively, and will be provided by the Sellers to the Buyers at least five (5) Business Days prior to Closing;

The Base Payment and Base Purchase Price shall be apportioned between Sellers as indicated in Schedule 4.1(b) hereto and such Base Payment shall be further adjusted, the said adjustment being allocated to the French Shares unless the Parties agree otherwise after determination of the Final Purchase Price pursuant to Article 5; and

(2)	The US Shares will be transferred to the Buyers specified in Articles 3.2 and 3.3 in consideration for a purchase price (the “US Base Purchase Price”), calculated as follows:

(a)	a sum in US Dollars equivalent (converted at FOREX) to Euros 150,000,000 (one hundred and fifty million) less US Dollars 26,600,000 (twenty six million and six hundred thousand); plus

(b)	an amount of US Dollars 26,600,000 (twenty six million and six hundred thousand), as consideration for Austin Nichols entering into the non-compete agreement in the United States of America referred to in Article 7.5 herein;

On the date of Closing, Buyers shall pay Sellers an amount equal to the US Base Purchase Price (a) minus an amount equal to the positive amount of the US

Estimated Net Financial Indebtedness or plus an amount equal to the negative amount of the US Estimated Net Financial Indebtedness and (b) plus the difference between the US Estimated Net Working Capital and the US Net Working Capital as of December 31, 2000 as defined in Schedule 4.2(a) if the difference is a positive amount or minus the difference between the US Estimated Net Working Capital and the US Net Working Capital as of December 31, 2000 if the difference is a negative amount (the “US Base Payment”). The amount of the US Estimated Net Financial Indebtedness and the amount of the US Estimated Net Working Capital will be calculated by the Sellers in the presence of Buyers and in compliance with the provisions of Schedule 5.2(a), and will be provided by Sellers to Buyers at least five (5) Business Days prior to Closing.

(3)	The US Base Payment and US Base Purchase Price shall be apportioned among the US Shares and the US covenant not-to-compete as specified in Article 4.2 above and shall be further adjusted after determination of the US Final Purchase Price pursuant to Article 5, the adjustment being allocated to the US Shares unless otherwise agreed by the Parties or required by the principles of Section 1060 of the Code (with no adjustment for any interest payment under Article 5.3) and Buyers shall notify Pernod Ricard of such further adjustment reasonably promptly after it is made.

(4)	Any payment to be made pursuant to this Article 4 shall be made by wire transfer in immediately available funds to account or accounts specified by Sellers prior to Closing.

(5)	The Sellers and the Buyers shall report the transactions contemplated by this Agreement for tax and other purposes consistently with the allocation provided in Schedule 4.1(b) and Article 4(3).

5.	ADJUSTMENT OF THE BASE PAYMENT AND US BASE PAYMENT

5.1	The Base Payment will be adjusted as follows:

The Base Payment will be increased or decreased, as the case may be, Euro per Euro to the extent that there is, and by any amount equal to, any excess or shortfall in the amount of:

(i)	the Net Financial Indebtedness, as defined in Schedule 5.1(a) and reflected in the Final Balance Sheet at Closing as compared to the amount of the Estimated Net Financial Indebtedness; and

(ii)	the Net Working Capital, as defined in Schedule 5.1(b) and reflected in the Final Balance Sheet at Closing, as compared to the amount of the Estimated Net Working Capital.

5.2	The US Base Payment will be adjusted as follows:

The US Base Payment will be increased or decreased as the case may be USD per USD to the extent that and by any amount equal to any excess or shortfall in the amount of:

(i)	the US Net Financial Indebtedness, as defined in Schedule 5.2(a), and reflected in the US Final Balance Sheet at Closing as compared to the amount of the US Estimated Net Financial Indebtedness; and

(ii)	the US Net Working Capital, as defined in Schedule 5.2(a) and reflected in the US Final Balance Sheet at Closing, as compared to the amount of the US Estimated Net Working Capital.

5.3	Any adjustments to the Base Payment and/or the US Base Payment made pursuant to this Article 5 will bear simple interest from the date of Closing through the date of payment at (i) the average rate of EURIBOR + 0.5% in respect of any adjustment to the Base Payment and (ii) the average rate of LIBOR +0.5% in respect of any adjustment to the US Base Payment, in each case calculated for the period beginning on the date of Closing and ending on the date of payment of the Final Purchase Price and/or US Final Purchase Price as set out in Article 6 below, on the basis of a 360 or 366 day year, as relevant.

5.4	Any adjustments to the Base Payment and/or US Base Payment made pursuant to this Article 5 will, within 5 (five) Business Days after all disputed Balance Sheet Items and/or US Balance Sheet Items are agreed to by Buyers and Sellers pursuant to Article 6 or ultimately determined by the Neutral Auditors (as defined in Article 6.3), be paid together with interest calculated in accordance with Article 5.3, by wire transfer in immediately available funds to the accounts specified by Buyers or Sellers, as the case may be.

The Base Payment as adjusted in accordance with Articles 5.1 and 5.3 above will be binding on Sellers and Buyers and is hereafter referred to as the “Final Purchase Price”.

The US Base Payment as adjusted in accordance with Articles 5.2 and 5.3 above will be binding on Sellers and Buyers and is hereafter referred to as the “US Final Purchase Price”.

The provisions of this Article 5 are without prejudice to the rights of Buyers pursuant to Articles 7, 10, 12 and 13 provided that Buyers shall make no claim on the basis of any of such Articles if and to the extent Buyers have already been compensated as a result of the provisions of this Article 5 being applied.

6.	PROCEDURE FOR PREPARATION OF THE BALANCE SHEET AT CLOSING AND US BALANCE SHEET AT CLOSING AND DETERMINATION OF THE FINAL PURCHASE PRICE AND US FINAL PURCHASE PRICE — DISPUTE RESOLUTION

As soon as practicable, but in no event later than 100 Business Days following the date of Closing, Buyers shall cause (i) the French Companies to prepare a balance sheet for the French Companies as of the date of Closing, including the Other Business Assets and the French Business Assets, identifying the Net Financial Indebtedness at Closing and the Net Working Capital at Closing (the “Balance Sheet at Closing”) and (ii) the US Companies to prepare a balance sheet for the US Companies as of the date of Closing, including the US Business Assets, identifying the US Net Financial Indebtedness at Closing and the US Net Working Capital at Closing (the “US Balance Sheet at Closing”). The Balance Sheet at Closing and US Balance Sheet at Closing shall be prepared as if for a full fiscal year-end close and in accordance, respectively, with French GAAP and US GAAP, as applied on a consistent basis by the Companies in accordance with the accounting rules set forth respectively at Schedules 6.1 and 6.2 and will be drawn up as at the date of Closing, provided that footnotes to the Balance Sheet at Closing and US Balance Sheet at Closing (as required by GAAP) shall be omitted.

The Balance Sheet at Closing and the Final Balance Sheet at Closing shall include accruals for the items identified in Article 7.8(c) and the lump sum amount identified in Article 12.3.1 relating to the cost of certain environmental compliance matters; these items shall be dealt with as liabilities within the Estimated Net Working Capital and Net Working Capital at Closing.

The US Balance Sheet at Closing and the US Final Balance Sheet at Closing shall include accruals for the items identified in Article 7.8(c); these items shall be dealt with as liabilities within the Estimated US Net Working Capital and US Net Working Capital at Closing.

6.1	Buyers shall deliver their calculation of the Final Purchase Price and US Final Purchase Price together with a copy of the Balance Sheet at Closing and US Balance Sheet at Closing, to Sellers within 100 Business Days of the date of Closing. After receipt of Buyers’ calculation of the Final Purchase Price and US Final Purchase Price, the Balance Sheet at Closing and the US Balance Sheet at Closing, the Sellers and the Sellers’ Accountants shall be entitled to proceed, at the Sellers’ expense, to audit the Balance Sheet at Closing, the US Balance Sheet at Closing, the Final Purchase Price and the US Final Purchase Price. The scope and purpose of any such audit shall be to confirm that the Balance Sheet at Closing and the US Balance Sheet at Closing have been properly prepared in all material respects in accordance with the requirements of this Article 6 and Schedules 6.1 and 6.2 and that the Final Purchase Price and the US Final Purchase Price have been calculated in accordance with the provisions of Article 5. Such audit shall be finally completed by no later than forty five (45) Business Days after the delivery of the calculation of the Final Purchase Price and US Final Purchase Price. The Sellers’ Accountants and a reasonable number of employed accounting personnel of Sellers shall have reasonable and appropriate access following reasonable notice to the premises of the Companies and to the accounting and all other relevant books, accounts, records, contracts and other documents of the Companies required in connection with their audit, and to any relevant employee of the Buyers and/or the Companies and the Buyers’ Auditors. Such access of the Sellers to the relevant information and documentation shall be extended until such time as the Final Purchase Price and the Final US Purchase Price have been determined.

Sellers agree to provide Buyers, and no later than 60 Business Days after Closing, with all relevant data, information and supporting documentation relating to assets, rights and liabilities which are part of the Business at Closing but which prior to Closing did not belong to the Companies or to the US Companies, in order to allow Buyers to fulfil their obligations under this Article 6.

6.2	Unless Sellers deliver written notice to Buyers on or prior to the 45th Business Day after Sellers’ receipt of (i) Buyers’ calculation of the Final Purchase Price specifying that they disagree with such calculation and setting forth in reasonable detail all disputed items relating to the Balance Sheet at Closing (the “Balance Sheet Items”) and (ii) Buyers’ calculation of the US Final Purchase Price specifying that they disagree with such calculation and setting forth in reasonable detail all disputed items relating to the US Balance Sheet at Closing (the “US Balance Sheet Items”), and the basis therefor, the Sellers shall be deemed to have accepted and agreed to the Final Purchase Price and/or US Final Purchase Price. The Parties acknowledge that they have reviewed and accepted the accounting methods and principles set forth at Schedules 6.1 and 6.2.

6.3	If Sellers notify Buyers of their disagreement with the Final Purchase Price and/or US Final Purchase Price in accordance with Article 6.2, Buyers and Sellers shall, within twenty-five (25) Business Days following such notice (the “Resolution Period”), attempt to resolve their differences and any resolution by them as to any disputed Balance Sheet Items and/or US Balance Sheet Items shall be final, binding and conclusive. If, at the conclusion of the Resolution Period, there remains Balance Sheet Items and/or US Balance Sheet Items in dispute, all then remaining disputed Balance Sheet Items and/or US Balance Sheet Items shall be submitted by Buyers or Sellers to PriceWaterhouseCoopers, Paris Branch, who will be instructed to co-ordinate their work with PriceWaterhouseCoopers New York Branch for the US Balance Sheet at Closing (the “Neutral Auditors”) within 10 Business Days after the expiration of the Resolution Period. All fees and expenses relating to the work, if any, to be performed by the Neutral Auditors shall be borne equally by Sellers and Buyers.

6.4	The terms of reference of the Neutral Auditors shall be to act as experts within the meaning of article 1592 of the French Civil Code and shall, based solely on presentations by Sellers and Buyers, or on their respective behalf, resolve only those issues still in dispute with respect to the Balance Sheet Items. The Neutral Auditors’ determination shall be made within twenty-five (25) Business Days of their selection, shall be set forth in a written statement delivered to Sellers and Buyers and shall be, in the absence of a manifest error, final, binding and conclusive. The Final Purchase Price and/or US Final Purchase Price shall be determined in accordance with Article 5 (and in particular, in compliance with the accounting methods and principles set forth at Schedule 6.1 or 6.2, as applicable) taking into account the Balance Sheet Items and/or US Balance Sheet Items agreed by Sellers and Buyers and those disputed Balance Sheet Items and/or US Balance Sheet Items as determined by the Neutral Auditors and the Final Purchase Price and/or US Final Purchase Price as so determined shall be binding on the Parties.

6.5	In the event the Neutral Auditors as selected in accordance with Article 6.3 refuse or are unable to act for whatever reason (including where such Neutral Auditors are already acting as auditors for Buyers or Sellers or any of their respective Affiliates at that date), a “big-five” accounting firm shall be selected by lot from amongst those “big-five” firms not already acting as auditor to Buyers or Sellers. In the event that the firm thus selected refuses or is unable to act, either party may petition the Président du Tribunal de Grande Instance de Paris saisi comme en matière de référé to appoint a firm of accountants of international good repute (but excluding the Neutral Auditors and any firm already acting as auditors to Buyers or Sellers or any of their respective Affiliates) to determine those disputed Balance Sheet Items and/or US Balance Sheet Items in accordance with the provisions of Articles 5 and 6.1 or 6.2, as applicable.

6.6	The Balance Sheet at Closing and the US Balance Sheet at Closing as agreed between the Parties or the Balance Sheet at Closing and the US Balance Sheet at Closing as adjusted in compliance with the Neutral Auditors’ determination, as the case may be, shall be referred to as the “Final Balance Sheet at Closing” and the “US Final Balance Sheet at Closing”, respectively.

6.7	For the purpose of this Article 6, Sellers shall be represented by Pernod Ricard and Buyers by (i) CSF in respect of the French Shares and French Business Assets and (ii) CBIH in respect of the US Shares.

7.	FURTHER COVENANTS BETWEEN THE PARTIES

7.1	Pernod Ricard and Buyers agree that with effect from the date of the Closing a manufacturing and co-packing agreement in the form set out at Schedule 7.1 shall come into force between Marmande Production SAS and Orangina Pampryl for the production of Pampryl, Pam Pam and Agruma fruit juices in the site of Marmande until the 31st of December 2003;

7.2	Pernod Ricard and Buyers agree that with effect from the date of the Closing (i) a manufacturing and co-packing agreement in the form set out in Schedule 7.2(i) shall come into force between CSR SA and Orangina Pampryl for Champomy and Brut de Pomme, (ii) supply agreements in the form set out in Schedule 7.2(ii)(a) and 7.2(ii)(b) shall come into force between respectively CSR SA and Orangina Pampryl and Marmande Production SAS and Orangina Pampryl, (iii) a manufacturing agreement in the form set out in Schedule 7.2(iii) shall come into force between Flavors From Florida Inc., a Florida corporation, and a member of Cadbury Schweppes’ Group to be designated on Closing by Buyers for the production of Orangina concentrate in the United States of America; and (iv) a supply agreement in the form set out in Schedule 7.2(iv) shall come into force between San Giorgio Flavors and Orangina Pampryl. It is further provided that in respect of the Champomy Compound and the Brut de Pomme Compound, the prices have been negotiated on the basis of information provided to Buyers as to the costs (prix de revient) (which figures are disclosed in Appendix 8.1 to the agreement referred to in Schedule 7.2(ii)(a) of this Agreement) of such compounds for CSR. Should the above mentioned costs not be consistent with the formulae for the Champomy Compound and the Brut de Pomme Compound to be delivered pursuant to Article 7.13 of this Agreement (e.g. that the costs calculated on the basis of the formulae are below the figures mentioned above), Sellers and Buyers undertake to negotiate in good faith the prices for the Champomy Compound and the Brut de Pomme Compound to take into account such discrepancies on the costs (prix de revient) so that the prices paid by Orangina Pampryl to CSR be calculated on the basis of the costs (prix de revient) for CSR, i.e. the prices paid by Orangina Pampryl to CSR to be determined in compliance with the formulae plus the margin of 5 % agreed between the Parties in the relevant Ancillary Agreement;

7.3	Sellers and Buyers agree that with effect from the Closing a royalty free license agreement (exclusive for France) between Orangina Pampryl for its own account and for any of its Affiliates and Pernod Ricard in the form set out at Schedule 7.3(a) relating to the P.A.N. technology shall come into force for the duration of the patent (e.g. until September 19, 2016), provided that the right to use the know how part of the patent shall continue after the expiry of the patent until the 20th anniversary of the date of the license agreement and shall be freely transferable, through assignment, sublicense or otherwise, within Buyers’ Group or to any purchaser of any of the businesses using this technology, provided that (i) Sellers shall guarantee that the purchase of Barex by the Buyers will not lead to the direct or indirect payment of any royalty or fee or any other compensation to Pernod Ricard, and (ii) BP Chemicals, Inc. and Pernod Ricard have signed the letter attached in Schedule 7.3(b) and Sellers confirm that the attached document is part of the contractual documents relating to the license agreement between Pernod Ricard and BP Chemicals, Inc. entered into on June 15, 2000. The rights of Buyers referred to in such Article shall also apply to any patent or technology deriving from the P.A.N. technology and/or any product deriving from Barex, provided that this product is capable of being used according to the PAN technology. Further, Sellers agree to provide Buyers reasonable assistance with regards to Buyers’ efforts to negotiate a right of first supply of Barex with BP Chemicals, Inc.

7.4	To the extent that any contract for which assignment is provided for in this Agreement is not assignable without the consent of another party, this Agreement shall not constitute an assignment or an attempted assignment thereof if such assignment or attempted assignment would constitute a breach thereof. Sellers and their relevant Affiliates shall and shall cause their relevant Affiliates to obtain, latest on Closing and as a condition to Closing, the consent of the other party to the assignment of the contracts listed in Schedule 7.4 Part I to Buyers and/or their Affiliates. Sellers confirm that (i) the list of contracts with a change of control provision in respect of the Business attached as Schedule 10.13.2 with respect to paragraph (9) is complete and accurate and reflects all material agreements with a change of control provision and (ii) the franchise in Italy with Bedidas Carbonicas PepsiCo will be terminated by December 31, 2001, at the Buyer’s request, provided that it does not infringe the relevant Seller’s contractual obligations with Pepsi in Italy) and the franchise in Switzerland with Unifontes will also be terminated on or before December 31, 2001. Sellers and their relevant Affiliates shall make their best efforts to obtain, latest on Closing, the consent of the other party to the assignment of the contracts listed in Schedule 7.4 Part II to Buyers or their Affiliates.

Sellers confirm that they have received the consents listed in Schedule 7.4 Part III and confirm that such consents validly confirm the agreement of the relevant Third Party to the assignment.

7.5	Sellers and Buyers agree that with effect from the date of Closing a non-compete agreement binding on Austin Nichols and its Affiliates shall come into effect in the United States of America in the form set out in Schedule 7.5.

7.6	Buyers and Sellers acknowledge and agree in addition that, except for the agreements referred to in this Article 7 or in Schedule 7.6(a), all agreements and arrangements between the Companies and Sellers and/or Sellers’ Affiliates (such agreements and arrangements being listed in Schedule 7.6(b)) will automatically be terminated as of the date of the Closing and that, as and from the date of the Closing, the Companies will no longer benefit from or otherwise be a party to any such agreement and arrangements including cash-pooling, administrative services, tax grouping and tax sharing existing between the Companies and Sellers and/or any of Sellers’ Affiliates.

7.7	Sellers agree that with effect from the Closing, they shall cooperate with the Buyers and/or the Business in order to enable the Business to continue to benefit from the same conditions in certain fields and with effect from Closing a transitional services agreement shall come into force between CBIH and Austin Nichols in the form set out at Schedule 7.7 for certain payroll and employee benefits administration, information technology, temporary office space, UPC codes and corporate names.

7.8	Sellers covenant and acknowledge:

(a)	that latest on Closing, the transfer of ownership of the manufacturing site of Marmande, and of the related lease agreement, contracts of employment and equipment, and any other related agreement and/or arrangement, through their contribution and/or assignment to Sellers or Sellers’ Affiliates, shall have been completed, in compliance with French legislation (including without limitation that the Court appointed auditor shall have filed its report with the competent Commercial Court, the necessary meeting(s) of the relevant corporate bodies of Orangina Pampryl approving the contribution shall have been held, the deed of contribution/assignment shall have been signed and the necessary Third Parties consents referred to in Schedule 7.4 Part I shall have been obtained, provided further that only the notarial and registration formalities may still have to be completed and the Parties agree that such final formalities shall be taken and completed forthwith following Closing under the responsibility and at the expense of Sellers). The transfer of ownership of the manufacturing site of Marmande and of the related lease agreement, contracts of employment and equipment, and any other related agreement and/or arrangement will leave no real or contingent liabilities on Buyers or any part of the Business, and none of the limits herein provided to Sellers responsibilities will be applicable as to such obligations of Sellers. The assets and liabilities to be contributed shall be identified and valued at Closing on the basis described in Schedule 10.5.3(b)(ii) Part II;

(b)	that (i) the Sellers shall correct prior to Closing the disparity between the increased capacity of the retort sterilizer and the amounts of steam and water being supplied to such sterilizer at the facility located in Opelousas, Louisiana, including but not limited to, increasing the steam and water supply pipes and modernizing the controls to incorporate a reading by temperature, provided, however, that in the event such disparity has not been corrected prior to Closing, the Buyers and/or the US Companies shall take sole control of correcting such disparity, and (ii) the Sellers shall bear all costs incurred in connection with such correction (but shall not be responsible for any cost of replacement should Buyers choose to replace the retort sterilizer), whether such costs are incurred by Sellers prior to Closing or by Buyers and/or the US Companies after Closing;

(c)	that at Closing, all costs relating to the reorganization of the Business, that is (i) the contribution of the Champomy business (“fonds de commerce”, excluding the trademark “Champomy”) to Pampryl and the contribution by Pampryl to Orangina of its Pampryl and fruit juice activity; (ii) the transfer of the Marmande manufacturing site and business (as provided under Article 7.8 (a)), (iii) the transfer of the US Business Assets from Austin Nichols to Yoo-Hoo Industries, (iv) the registration of the Intellectual Property Rights as well as any real property or other asset under the current name of the relevant Sellers and/or Companies, where such registration results from the reorganization described in Schedule 7.8(c) (including the changes to the corporate names of the relevant Sellers and Companies) and from any reorganization and/or change of corporate name of the relevant Sellers and/or Companies prior to the reorganization referred to in Schedule 7.8(c), (v) the costs relating to the conversion to Euros as described in Schedule 7.8(c) and (vi) the stay bonuses decided by the

Sellers, materializing after or before Closing, will have been fully paid or will be fully accrued as a liability being part of the Net Working Capital and/or US Net Working Capital (on the basis of all such steps being fully completed) in the Balance Sheet at Closing and US Balance Sheet at Closing;

Sellers shall bear the costs relating to the steps concerning the conversion to Euros described in Schedule 7.8 (c) (without prejudice to the estimated amounts mentioned in Schedule 7.8 (c)). These steps have been discussed between Buyers and Sellers and are represented by the Sellers to be sufficient to implement the conversion to Euros of the Business.

Sellers shall indemnify Buyers for any claim justified by supporting documents relating to (i) the costs relating to the steps described in Schedule 7.8 (c) borne by the Business and exceeding the said estimated amounts and (ii) the additional reasonable steps necessary for the conversion to Euros of the Business in line with statutory requirements.

(d)	that the distribution agreement entered into in Germany will be continued until end March 2002 subject to termination with three (3) month prior notice by Buyer at any time, effective on or after March 2002 (and by the Sellers effective at any time on or after end June 2002), under the terms and conditions described in Schedule 7.8(d) without any liability on the Business, provided that Sellers shall bear all costs to be incurred in the event of dismissal of any employee of the said Sellers’ Affiliates in Germany;

(e)	that during the period between the date hereof and Closing, they will provide Buyers, on a monthly basis, with financial and volume information presented in a manner specified in Schedule 7.8(e) and the corresponding commentaries as provided by the Business to Pernod Ricard as promptly as possible after such information is available;

(f)	that Sellers will use their best endeavours to procure the resignation of the auditors of the French Companies simultaneously with the approval of the accounts of the Companies in respect of the financial year during which Closing will have taken place;

(g)	that Orangina Pampryl and any other Buyers’ Affiliates will negotiate with BP Chemicals, Inc. the status of the most favored nation from BP in relation to supply for the Barex material and that Sellers will assist Orangina Pampryl as may be reasonable to help this company to achieve success in such negotiation;

(h)	that prior to Closing, Sellers shall have obtained full release of the pledge to be granted by CFPO and Pampryl on the Orangina Pampryl shares without any liability on the Business and/or Buyers or restriction to the transfer of the Orangina Pampryl shares and/or any part of the Business to Buyers;

(i)	that not later than the Closing date, all shares of Marmande Production SAS allocated to Orangina Pampryl as a result of the contribution process referred to in Article 7.8(a) above will be transferred to Compagnie Financière CSR without any liability whatsoever, present or future, real or contingent, on Orangina Pampryl and that this transaction shall not result in any loss for Orangina Pampryl;

(j)	that not later than the Closing date, the corporate name of CFPO and Pampryl shall have been changed into new corporate names which shall not include or refer to any of the Intellectual Property Rights;

(k)	that the proceeding (including the transfer of the minority shares to Buyers) referred to in Recital (1) of this Agreement shall be completed by the 31st of December 2001 without any additional consideration other than the part of the Base Purchase Price allocated to Orangina Pampryl shares as provided for in Schedule 4.1(b), fully paid on Closing;

(l)	that Sellers confirm that any plots of land part of the Owned Real Property which is leased to farmers is leased on a free basis and may be taken back at the end of each harvest, without any compensation of any kind, and shall fully indemnify Buyers for any costs incurred to take back said land or for failing to achieve such a target, provided that any costs, including any indemnity paid to farmers shall result from an enforceable decision of a competent court;

(m)	that Sellers shall be responsible for the collection and/or payment of all receivables (including “créances clients”) and debts (including “dettes fournisseurs”) accrued until the Closing date in connection with the French Business Assets and/or the Other Business Assets by the relevant Seller and provided that there shall be no other receivables and debts accrued by Sellers in relation to the Business than those referred to in this paragraph and in the intercompany balance with the French Companies and provided further that Sellers shall hold Buyers harmless of any claim made against Buyers and/or the Business in connection with the above debts;

Upon the Sellers reasonable request, the Buyers shall give the Sellers assistance up to the Final Balance Sheet at Closing date in connection with the collection or payment of receivables or debts relating to the French Business Assets for the period prior to Closing.

Accordingly, Buyers shall authorise the relevant employees of the Business to provide the same kind of services, in the ordinary course of business as prior to Closing in connection with the collection or payment of receivables or debts provided that:

•	the overall responsibility for collection or payment of receivables or debts will remain with Seller, and Buyers shall not be obliged to incur any specific cost beyond the costs associated to the services mentioned above, and further Buyers shall have no personal obligation in relation to such receivables or debts,

•	the Buyers shall not be obliged to get involved in any litigation in such matters,

•	The Buyers shall have the right to decide at an appropriate time (after consultation with the Sellers), but not earlier than 100 (one hundred) business days after Closing, that they can render no further useful assistance on any particular matters.

Effective on Closing, the Business shall assume the liability of CFPO to its customers in relation to the returnables supplied by Orangina Pampryl to CFPO and used by CFPO for the supplies to its customers prior to Closing.

In consideration for such an assumption of liability, the Business shall be discharged towards CFPO and Sellers of any liability in connection with the returnables.

Any difference between the amount of the sum due by Orangina Pampryl to CFPO and the sum due by CFPO to its customers, in both cases in connection with the returnables, shall be included in the calculation of Net Working Capital at Closing as possibly adjusted.

It is further confirmed that the above shall be without prejudice to compliance with the accounting rules and principles agreed between the Parties in Schedule 6.1, as to the valuation of the returnables and, as the case may be, any provision related thereto.

It is also confirmed that any other assets and liabilities (including stocks) transferred by CFPO to Buyers at Closing shall be identified by applying the allocation principles specified in Schedule 10.5.3(b)(ii) Part II;

(n)	that at Closing, a lease agreement shall be entered into between Orangina Pampryl and CFPO in the form attached at Schedule 7.8(n) for the premises owned by Orangina Pampryl at 7 Première Avenue, Vitrolles.

(o)	that Sellers guarantee that all rights pertaining to all formulae for the mint concentrate used for the production of the Ricqlès product, (i.e. the formula which was purchased by Pernod Ricard from Vittel in 1996/97 and the current formula for the contre type of such formula which was subsequently developed by San Giorgio Flavors as well as all other formulae of flavours relating to the Ricqlès product) as well as all relevant know how and process necessary to use such formulae, as well as any other formulae and relevant know how for any aroma used for the production of the Ricqlès product, will be transferred to Buyers on Closing, provided that Buyers agree that effective on Closing, a supply agreement will be entered into between San Giorgio Flavors and Orangina Pampryl for the period stated therein, for the supply to Orangina Pampryl of various flavours under the clauses and conditions provided in the draft agreement which is in Schedule 7.2(iv) of this Agreement.

Sellers warrant that San Giorgio Flavors will have retained no ownership rights on the formulae and know how pertaining to such aromas for the Ricqlès product after Closing.

(p)	that none of the limits on the liability of Sellers hereunder shall apply to the performance by Sellers of their obligations under this Article 7.8.

7.9	Notwithstanding anything to the contrary, Sellers shall retain full responsibility for the ownership and operating of the businesses listed in Part III of Schedule A.

7.10	The Sellers and the Companies agree to undertake all activities necessary to comply with ISRA, including those that are required under the terms of the lease for the real property located in Carlstadt, New Jersey, or provide evidence to the Buyers of the inapplicability of ISRA.

7.11	Each Seller agrees and shall procure that each member, now or in the future, of Sellers’ Group agrees to (i) properly and fully transfer to Buyers on Closing, and (ii) that it will not retain, use or disclose or give access to Third Parties to, any Confidential Information relating to the Business, except for the benefit of the Companies and such Seller will take reasonable steps to protect such information from misuse, loss, theft or accidental disclosure. For purposes of this Article 7.11, “Confidential Information” shall mean any information not publicly available and deemed to be confidential in accordance with past practice, including but not limited to (i) information, observations and data obtained by the other party concerning the business or affairs of the Company (or such predecessors), (ii) products or services, (iii) fees, costs and pricing structures, (iv) designs, (v) analyses, (vi) drawings, photographs and reports, (vii) computer software, including operating systems, applications and program listings, (viii) flow charts, manuals and documentation, (ix) data bases, (x) accounting and business methods, (xi) inventions, devices, new developments, methods and processes, whether patentable or unpatentable and whether or not reduced to practice, (xii) customers and clients and customer or client lists, (xiii) copyrightable works, (xiv) all production methods, processes, technology and trade secrets and (xv) all similar and related information in whatever form relating to the customers, products, plans, operations, projections, sales results, investments, business activities, or other business affairs of the Company.

The term “Confidential Information” shall not include any information:

(a)	which is in the public domain at the date of Closing or which after such date comes into the public domain through no fault of the Sellers; or

(b)	the disclosure of which is required by applicable law, court order or the rules of any applicable regulatory authority or stock exchange.

7.12	Additional covenants in connection with US employee benefits are set forth on Schedule 7.12 attached hereto.

7.13	Following the fulfillment of the conditions set in Article 8 but not later than five (5) Business Days prior to Closing, Buyers will (i) have access to the complete Formulae and recipes for the Products, provided that the Buyers then confirm that on the basis of information made available to them the condition with respect to the Material Adverse Change referred to in Article 8.1 has been fulfilled at that date, but without prejudice to the right of the Buyers to make reference to a Material Adverse Change occurring after the Buyers will have had access to the complete Formulae and recipes and before Closing and (ii) have the right to inspect in detail the production processes of the Products but without prejudice to any right of access under Article 13.4 below.

7.14	Sellers agree that during the period between the date hereof and Closing, they shall give reasonable access (and subject to relevant anti-trust regulations) to Buyers on reasonable notice to Sellers to any aspect of the Business (including Third Party service providers, suppliers and bottlers), except as set forth in Article 7.13, (i) to ensure Buyers are in a position to run efficiently the Business after Closing, which access is to include the right to have access to the managers and the premises of the Business; and (ii) to permit Buyers to evaluate the packaging, manufacturing and marketing of the Products.

7.15	The assets shown in Schedule 7.15 will be part of the Business in kind and operating condition subject to normal wear and tear incurred between signing and Closing;

7.16	Schedule 7.16 sets forth Tax covenants and procedures relating to the US Companies and any element or part of the Business in the US;

7.17	Sellers hereby agree that, effective prior to the Closing, Brian O’Byrne, Dan Denisoff and Maria S. Deleon (the “Transferring Employees”) will be transferred as employees from Yoo-Hoo Chocolate Beverage to Austin Nichols. Sellers will be responsible for and shall indemnify Buyers against all liabilities, obligations, costs and expenses related to (i) the transfer of each Transferring Employee, including any severance payments that may become due as a result of such transfer, and (ii) the employment of such Transferring Employee after transfer. Austin Nichols also hereby agrees that, after the date of Closing, Brian O’Byrne will be permitted to provide consulting services in connection with the operation of the Business to the Buyers.

Sellers also hereby agree that (i) prior to Closing (A) Yoo-Hoo Chocolate Beverage shall terminate Jacqueline Brunozzi and Jon Silverman; and (B) Yoo-Hoo of Florida shall terminate Richard Ervin and Sally Tomlinson; and (ii) Sellers shall be responsible for and shall indemnify Buyers against all liabilities, obligations, costs and expenses related to such terminations.

7.18	Sellers agree that prior to the Closing they will either (i) assume in a manner reasonably satisfactory to the Buyers the obligations under the Motor Vehicle Lease Agreement dated March 29, 2001 by and between American Leasing Corporation and Yoo-Hoo Chocolate Beverage Corp. in respect of any automobile leased on behalf of any person not continuing as an employee of the US Companies following the Closing or (ii) if permitted by such Motor Vehicle Lease Agreement, purchase such automobiles.

7.19	Sellers and Buyers agree that with effect from the date of the Closing a put agreement in the form set out at Schedule 7.19 shall come into force between Pernod Ricard and CFPO and SIL;

7.20	Except for the agreements referred to in Article 7.5 and 7.19, the Parties acknowledge that the provisions of this Agreement shall prevail over the provisions of the Ancillary Agreements referred to in this Article 7 and deeds of contribution and other transfer documents referred to in Article 9.2.2. It is however confirmed that this will not affect the specific rights given to CSR, Flavors From Florida, Inc. and Marmande Production under the Ancillary Agreements entered into with these Companies on Closing in respect to exclusivity and non compete clauses.

7.21	On or following the Closing date, without prejudice to the transfer of the French Business Assets to SIL, individual assignment documents shall be prepared by Buyers to permit registration in accordance with the laws of the countries of registration of the relevant trademarks and associated rights and Sellers undertake to execute such individual assignments.

Sellers shall, when reasonably requested by the Buyers, assist the latter with the registration and publication of these assignments in the relevant countries, notably by providing them with letters of consent or authorisation for the relevant authorities with all necessary data, documents and information in particular to permit Buyers to proceed as indicated in the first paragraph of this Article 7.21.

Buyers are hereby duly empowered to request or proceed with any proceedings, registration, publication, filing or any other formality in every relevant jurisdiction.

Sellers hereby give SIL full authority to sign and execute, file, register and reiterate such assignments and documents and any relevant document necessary or appropriate to effect or perfect the transfer and assignment herein agreed, including for the transfer of the elements of the fonds de commerce and the stocks.

In particular, but without limitation, this will apply to the execution of any notarial deeds as may be necessary.

Sellers shall execute any further documents as may necessary pursuant to applicable laws and regulations to complete the transfer of the French Business Assets to Buyers.

8.	CONDITIONS PRIOR TO CLOSING

8.1	The Buyers shall have obtained the required regulatory approval from the European Commission and any other administrative authority which may have authority in connection with the consummation of the transaction contemplated in this Agreement as listed in Schedule 8.1 and, unless Buyers have waived the two following clauses, (a) the Business shall have suffered no Material Adverse Change since the date hereof and (b) all Third Party consents listed on Schedule 7.4 Part I shall have been obtained. Copies of all such Third Party consents shall have been delivered to the Buyers.

8.2	The applicable waiting period under the HSR Act shall have expired or been terminated by the Federal Trade Commission and the United States Department of Justice.

8.3	The Parties acknowledge the importance that the regulatory approval referred to in Article 8.1 and 8.2 above be obtained as swiftly as practicable and therefore undertake to co-operate in a timely manner in order to obtain such approvals and to comply with any requirement in that respect.

Such co-operation will include, without limitation, the supply of any relevant data, information and/or document as may be necessary or requested, proceeding with the filing of any necessary request, or as may be necessary and responding during the examination process of the request by the relevant authority.

8.4	The Sellers and the Companies shall have complied in all respect with ISRA or shall have provided evidence to Buyers of the inapplicability of ISRA.

8.5	Termination

8.5.1	In the event where the conditions precedent defined under Articles 8.1 and 8.2 are not both fulfilled within 8 months from the date of this Agreement, this Agreement shall terminate automatically without any penalty being due, and provided that the Parties shall remain bound by any confidentiality undertakings having been entered into on either side.

8.5.2	In addition, this Agreement may be terminated and the transactions contemplated hereby may be abandoned upon a ten (10) Business Day written notice delivered in accordance with Article 15.8 hereto:

(a)	at any time before the Closing, by the mutual written agreement of Sellers and Buyers;

(b)	at any time before the Closing, by Sellers or Buyers, in the event of a material breach hereof by the non-terminating party if such non-terminating party fails to cure such breach within ten (10) Business Days following written notification thereof by the terminating party;

and except that the provisions with respect to expenses in Article 15.2 and confidentiality in Article 15.4 will continue to apply following such termination.

8.5.3	Termination pursuant to Article 8.5.1 and 8.5.2(a) shall take place without any liability or obligation on the part of Sellers and Buyers (or any of their respective officers, directors, employees, agents or other representatives or Affiliates).

8.5.4	In case of termination pursuant to Article 8.5.2(b), each Party shall have the right to seek such remedies, including damages and fees, from such defaulting Party.

9.	CLOSING

9.1	Within fifteen (15) Business Days of the fulfillment of the conditions precedent stated in Article 8, Closing will take place simultaneously at 14h00 French time at the offices of Rothschild & Cie, 17, avenue Matignon, 75008 Paris, and at the offices of Morgan Lewis & Bockius LLP, 101 Park Avenue, New York, NY 10178-0060 and/or at such other place and time as the Parties may mutually agree.

9.2	On Closing, Sellers shall deliver to Buyers the following, in consideration of payment by Buyers to Sellers of the Base Payment and US Base Payment, as provided under Article 4, by wire transfer in immediately available funds, to the accounts specified by Sellers prior to Closing:

9.2.1.	Duly signed stock transfer forms (ordres de mouvement) in respect of the French Shares and certificates representing the US Shares, duly endorsed for transfer or accompanied by duly executed stock powers with, as applicable, stock transfer tax stamps affixed thereto for the US Shares, duly completed and executed by the relevant Sellers in favour of the relevant Buyers.

9.2.2.	Subject to Article 7.21, signed agreements, assignments and the proper conveying documents in the forms attached in Schedule 9.2.2 hereto (as completed and/or amended, as the case may be, after the date hereof by agreement between Sellers and Buyers), for the transfer of the US Business Assets to Yoo-Hoo Industries, the contribution of the Other Business Assets to Orangina Pampryl and the transfer referred to in Article 7.8(a), all to be effective on Closing. For the avoidance of doubt it is confirmed that Sellers undertake that all the necessary decisions of the relevant statutory bodies of Sellers’ Group shall be timely made so that the contributions and other transfers are approved under the clauses and conditions contained in the relevant documents attached of which the drafts are attached in Schedule 9.2.2;

9.2.3.	Written resignations of the directors of the French Companies (administrateurs, mandataires) and of the directors and officers of the US Companies (unless Buyers otherwise agree in writing) whose names are indicated in Schedule 9.2.3(a), including their release and waiver of any claim that they may have against the French Companies and/or US Companies for indemnification under any agreement, bylaw, or statute, for any act or event occurring on or before the date of the Closing in the form set forth in Schedule 9.2.3(b).

9.2.4.	Up-to-date minute books, attendance registries and stock records of the French Companies and US Companies;

9.2.5.	Certificate of a representative of each of the Companies that all seals (for US Companies), taxpayer and other identification numbers, tax returns, tax information, tax records, and any other asset used solely in connection with the corporate functions of the Companies and Sellers in connection with the Business are physically present at the Companies;

9.2.6	Copies of the minutes of any competent statutory body of the French Companies and/or US Companies approving with effect on Closing the resignations of the directors of such Companies listed in Schedule 9.2.3(a) and appointing as new directors the persons whose names are listed in Schedule 9.2.6 or to be timely provided by Buyers and further approving, to the extent provided by law or the Articles of Association (statuts), the Buyers as new shareholders in the relevant Companies, with effect on the Closing as well as minutes of the extraordinary shareholders meeting of Pampryl and CFPO approving the sale of the portions of the Business owned by them as well as the change of corporate name of such companies in compliance with Article 7.8(k).

9.2.7	Without prejudice to prior compliance with Article 7.13, the Formulae for the Products.

9.2.8	Copies of the minutes of the meetings of the Council of Workers of the relevant Sellers and the French Companies giving an opinion on the transaction contemplated in this Agreement.

9.2.9	Signature of the Ancillary Agreements to be entered into on Closing and referred to in Article 7.

9.2.10	Each of the following certificates shall have been executed and/or delivered, as the case may be, by Austin Nichols and the US Companies:

(1)	certificates of the secretary of Austin Nichols and each US Company, dated as of the Closing, certifying (i) that true and complete copies of such person’s certificate of incorporation, if applicable, and by-laws as in effect on the date of the Closing are attached thereto, (ii) as to the incumbency and genuineness of the signatures of each officer of such person executing this Agreement and the Ancillary Agreements on behalf of such person and (iii) the genuineness of the resolutions (attached thereto) of the board of directors or similar governing body of such person authorizing the execution, delivery and performance of this Agreement and the Ancillary Agreements to which such person is a party and the consummation of the transactions contemplated hereby and thereby; and

(2)	certificates dated no earlier than three (3) Business Days prior to Closing of the Secretaries of State of the States in which each US Company is organized and qualified to do business dated as of the date of Closing, certifying as to the good standing and non delinquent tax status of each such US Company.

9.2.11	A certificate of the Sellers stating that the representations and warranties of the Sellers contained in this Agreement are correct in all respects on the date of this Agreement and confirmed and reiterated with effect on Closing, provided that Sellers shall have the right to update such certificate as of Closing to reflect matters having arisen between the date hereof and the Closing or coming to the knowledge of Sellers during such period, subject only to changes arising in the ordinary course of business (gestion en bon père de famille) and to the extent that such updating shall not reduce or affect the overall commercial or industrial state of the Business, and provided further that the provisions of this Article are without prejudice to the rights of Buyers under Articles 8.1 and 13 and subject to Article 12.4.4(d).

Except in respect of the provisions of Article 12.4.4, the limits set forth in Article 12.4 shall apply to any breach of the representations and warranties of the Sellers as reiterated on Closing.

9.2.12	Title affidavits in the form attached hereto as Schedule 9.2.12;

9.2.13	Evidence that the pledge of the Orangina Pampryl shares has been fully, finally and irrevocably released in the form of a certificate from the legal representative of the beneficiary(ies) of such pledge;

9.2.14	Written confirmation that the distribution agreements referred to in Article 7.8(d) and Schedule 7.8(d) will be continued under the terms and/or conditions described in Article 7.8(d) (i.e. that notwithstanding anything to the contrary previously indicated to Buyers, Sellers shall bear all costs to be incurred in connection with dismissal of any employee of Sellers’ Affiliates referred to in Schedule 7.8(d));

9.2.15	Evidence of the transfer to CSR Holding of all the shares of Marmande Production SAS held by Orangina Pampryl.

10.	REPRESENTATIONS AND WARRANTIES OF SELLERS

Subject to the provisions of Articles 11 and 12, Sellers acting jointly hereby warrant to Buyers that as at the date hereof the following representations, which are made except as specifically provided in this Article 10 exclusively in respect of the Business, are true and accurate and will be reiterated on Closing subject only to the provisions of Article 9.2.11:

10.1	Corporate Organization and Power

10.1.1	Sellers are companies duly incorporated, organized and validly existing under the laws of their jurisdiction of incorporation. Except as disclosed in Schedule 10.1.1(a), the Companies are companies duly incorporated, organized, validly existing and in good standing under the laws of their jurisdiction of incorporation. Sellers and/or, as the case may be, the relevant Sellers’ Affiliates have all requisite corporate power and authority to enter into this Agreement and the Ancillary Agreements and to consummate the transactions referred to herein and therein. All corporate acts and other proceedings required to be taken by Sellers and/or, as the case may be, the relevant Sellers’ Affiliates, to authorize the execution, delivery and performance of this Agreement and the Ancillary Agreements and the consummation of the transactions referred to herein and therein have been duly and properly taken or will be properly taken prior to Closing. This Agreement and each Ancillary Agreement to which each Seller or each Company is or will be a party has been or upon the execution thereof will be duly executed and delivered by each Seller or each Company as the case may be. This Agreement and the Ancillary Agreements constitute and will constitute valid and binding obligations of Sellers and/or the relevant Sellers’ Affiliates enforceable against Sellers and/or the relevant Sellers’ Affiliates in accordance with their terms and applicable laws. Sellers and/or Sellers’ Affiliates have the corporate power and authority to carry on the Business and to own and operate the properties and assets owned and operated by them. The French Companies bylaws (statuts) and the US Companies certificates of incorporation and bylaws which have been furnished to Buyers, copies of which are attached in Schedule 10.1.1(b), reflect all amendments made thereto and are correct and complete as of the date hereof, except only in respect of the contribution process described in Recital (7) (a) of this Agreement to be completed as of Closing.

Each of the US Companies is duly qualified, licensed or admitted to do business and is in good standing in all jurisdictions in which the ownership, use or leasing of its assets and properties, or the conduct or nature of its business, makes such qualification, licensing or admission necessary and in which the failure to be so qualified, licensed or admitted and in good standing could reasonably be expected to have an adverse effect on the validity or enforceability of this Agreement or any of the Ancillary Agreements to which it is a party or on the ability of such US Company to perform its obligations hereunder or thereunder.

10.1.2	Without prejudice to the provisions of Article 10.1.1, Schedule 10.1.2 contains with respect to the French Companies a certificate of registration (extrait k-bis) delivered within the last month setting forth up-to-date information on each French Company.

10.1.3	All the shares (actions) constituting the capital stock of the Companies are free and clear of all liens, pledges, encumbrances, security interests, restrictive agreements, transfer restrictions, voting trust arrangements, claims and equities of every kind, except as disclosed in Schedule 10.1.3.

10.1.4	The relevant French Companies and US Companies do not have any direct or indirect equity interest in any corporate person or legal entity, except the Subsidiaries and except as disclosed in Schedule 10.1.4.

10.1.5	The Companies have never been and are not subject to any proceedings relating to the prevention or settlement of insolvency claims (prévention et règlement amiable des difficultés des entreprises for French Companies) nor are they subject to any liquidation or other insolvency proceedings nor are they subject to any proceedings under US Bankruptcy Law.

10.1.6	Except as set forth in Schedule 10.1.6, all the assets and rights herein described as making up the Business are owned or, as set out in Schedule 10.1.6, used pursuant to a valid and binding agreement by the French Companies, and/or US Companies, and/or Sellers, as described herein. There are no pledges, encumbrances, liens, claims, equities of any kind or charges over the Business and/or French Business Assets and/or Other Business Assets, except as disclosed in Schedule 10.1.6.

10.1.7	There are no (a) outstanding judgements, orders, writs, injunctions or decrees of any court, governmental agency or arbitration tribunal against the Sellers and/or the relevant Sellers’ Affiliates nor other legal restraint or prohibition which have or could have an adverse effect on the ability of Sellers and/or the relevant Sellers’ Affiliates to consummate or preventing the consummation of the transactions referred to in this Agreement and in the Ancillary Agreements or (b) actions, suits, claims or legal, administrative or arbitration proceedings or investigations pending, or to the Knowledge of the Sellers, threatened against Sellers and/or the relevant Sellers’ Affiliates, which have or could have an adverse effect on the ability of Sellers and/or the relevant Sellers’ Affiliates to consummate or preventing the consummation of the transactions referred to herein and in the Ancillary Agreements.

10.1.8	Without prejudice to Third Party consents or other consents referred to in Articles 7.4 and 8.1 hereto and except as otherwise specifically disclosed in Schedule 10.1.8, each Seller’s and each Company’s execution and delivery of, and/or performance of its obligations under this Agreement and each Ancillary Agreement to which it is or will be a party, and the consummation of the transactions contemplated hereby or thereby, shall not (a) violate, or result in the creation of a material encumbrance upon any of such Company’s assets as a result of, any laws applicable to such Company or its properties or assets or (b) conflict with, or result in any violation or breach of, any of the terms, conditions or provisions of, or constitute (with due notice or lapse of time, or both) a default or give rise to any right of contingent payment, termination, cancellation or acceleration or result in the creation of any encumbrance upon any of the properties or assets of such Company, under any provision of such Seller’s or such Company’s certificate of incorporation, if applicable, or by-laws or any contract to which such Company is a party or by which such Company or any of its assets or properties is or may be bound.

10.1.9	Without prejudice to Third Party consents, referred to in Articles 7.4 and 8.1, and except as otherwise specifically disclosed in Schedule 10.1.9, no permit, authorization, consent or approval of or by, or notification of or filing with, any person (governmental or otherwise) is required in connection with the execution, delivery and the performance by any Seller or any Company of this Agreement or the Ancillary Agreements to which it is or will be a party or the consummation of the transactions contemplated hereby or thereby.

10.2	Authorities – Autorisation

Sellers and/or the relevant Sellers’ Affiliates have full legal capacity, power, and authority to execute, deliver, and perform this Agreement and the other agreements contemplated herein to which they may be party and to consummate the transactions contemplated hereby and thereby. Sellers and/or the relevant Sellers’ Affiliates and/or the Companies have complied in a timely manner with all regulations relating to information/consultation of their workers and workers of the Business, as applicable.

10.3	Shares

All French Shares, US Shares and Subsidiaries Shares are fully paid, non-assessable and have not been issued in violation of any pre-emptive rights. All of the voting rights of the Companies are vested exclusively in the French Shares and/or US Shares and/or Subsidiaries Shares. There are no restrictions affecting the transferability of any portion of the French Shares and/or US Shares and/or Subsidiaries Shares, except pursuant to US Federal and state securities laws and as disclosed in Schedule 10.3(a). There are no outstanding options, rights, warrants, conversion rights or other agreements or commitments to which the Companies are party or by which they are bound, providing for the issuance of additional shares of capital stock, or any other securities (valeurs mobilières) of the Companies or for any other adjustment, purchase or transfer affecting the French Shares, and/or US Shares and/or Subsidiaries Shares.

Schedule 10.3(b) contains complete and up to date information in respect of the share capital of the Companies.

10.4	Ownership of the French Shares, US Shares and Subsidiary Shares.

10.4.1	The relevant Sellers are the sole owners of the French Shares and US Shares as indicated in Schedule 10.4.1.

10.4.2	Orangina Pampryl, Yoo-Hoo Industries and Yoo-Hoo Chocolate Beverage are the sole owners of all the Subsidiary Shares free and clear of any liens, encumbrances, security interests, restrictive agreements, transfer restrictions and voting trust arrangements, except pursuant to US Federal and state securities laws and as disclosed in Schedule 10.4.2.

10.5	Financial Statements

10.5.1	Attached as Schedule 10.5.1 are “Business Financial Statements” which have been prepared in accordance with French GAAP consistently applied for French Companies and US GAAP consistently applied for US Companies, certified as true and accurate by Sellers and audited or examined (“attestation”, with respect to the management accounts) by each of the relevant Companies auditors.

10.5.2	Schedule 10.5.2 contains all management letters relating to the Business for the fiscal years ending on the 31st of December 1999 and 31st of December 2000. There is no other material issue described in other correspondence with Sellers and/or the Companies and their auditors.

10.5.3	Sellers warrant that:

(a)	the Business Financial Statements give a true and fair view of the assets and liabilities, profits or losses and the financial position of the Companies, and that they have been prepared in compliance with the accounting rules set forth in Schedules 6.1 and 6.2 for France and the US respectively and with French GAAP consistently applied for French Companies and US GAAP consistently applied for US Companies.

(b)	the Business Pro Forma Balance Sheet presented in Schedule 10.5.3(b)(i) has been accurately derived from the Business Financial Statements and from other appropriate supporting accounting records, applying the methodology agreed between Sellers and Buyers which is described in Schedule 10.5.3(b)(ii) and consequently reflects the assets and liabilities of the Business (excluding those brands sold directly by Pernod Ricard, CFPO and Pampryl and excluding the US Business Assets) as of that date within the limits of said methodology.

(c)	the Pro Forma EBITDA of the Business for the 2000 fiscal year presented in Schedule 10.5.3(c) has been accurately derived from the Business Financial Statements and from other appropriate supporting accounting records on the basis described in Schedule 10.5.3(c) (this basis having been agreed between Sellers and Buyers), without material misallocation of costs or revenues between the Business and the other activities of Sellers’ Group.

(d)	the Management Accounts disclosed by Sellers to Buyers and attached in Schedule 10.5.3(d) have been prepared to a professional standard and in good faith from the accounting records of the Companies, CFPO and other relevant members of Sellers’ Group in accordance with normal practices of each company consistently applied.

10.5.4	The assets shown in Schedule 7.15 will be part of the Business in kind and operating condition subject to normal wear and tear incurred between signing and Closing.

10.5.5	Except as disclosed in Schedule 10.5.5, Sellers warrant that there are no exceptional third parties creditors and/or third parties debtors in the Net Working Capital as of 31st of December 2000 and US Net Working Capital as of 31st of December 2000.

10.6	Management of the Business from January 1, 2001 until the date hereof

Without prejudice to the rights of Buyers under this Agreement, except as disclosed in Schedule 10.6, since the date of the Business Financial Statements, or other than as approved by Buyers in writing, the Business has been conducted only in the ordinary course consistent with past practice and the Companies (and/or the Business or any element thereof including the French Business Assets, the Other Business Assets and the US Business Assets) have not:

(1)	created, incurred, assumed or guaranteed any Indebtedness, other than intercompany Indebtedness and Indebtedness incurred in the ordinary course of business and Indebtedness incurred solely to the extent necessary to revolve or replace Indebtedness existing as of the date of the Business Financial Statements;

(2)	mortgaged, pledged or subjected to any new lien, security interest, charge or any other encumbrance, any of their assets, tangible or intangible, other than in the ordinary course of business;

(3)	entered into any transaction (except as otherwise contemplated herein), for any purchase or supplies of raw materials and finished products or sales of inventory, other than in the ordinary course of business, and have not entered into any other transaction involving any single commitment for expenditures in excess of Euros 300,000 (three hundred thousand);

(4)	increased the base salary (including, without limitation, any increase pursuant to any bonus, pension, profit sharing or other plan or commitment) of any of its employees;

(5)	extended credit other than in the ordinary course of business or permitted any change in the credit practices of the Business or in the methods of maintaining books, accounts or business records for the Business;

(6)	made any loans or advances to, guarantees for the benefit of, or investments in, or transfers of assets to any person or entity (other than customary travel and salary advances and employee relocation assistance in accordance with past practice and the incurrence of intercompany Indebtedness), and have not entered into any long term contract terminable in more than 12 months time or effected or committed to the sale of any assets other than as contemplated herein and the sale of current assets in the ordinary course of business;

(7)	agreed to any change to any major agreement for any major supplier or to any major service contract other than in ordinary course of business;

(8)	carried on the Business outside the ordinary and usual course and have therefore maintained the Business as a going concern without any interruption or material alteration in the nature, scope or manner of the Business;

(9)	been subject to any circumstance, event or occurrence (including, but not limited to, any adverse industrial and/or commercial conditions) which has had or will following Closing have a Material Adverse Change on the Companies’ business and/or the Business or their value, profitability or prospects;

(10)	been subject to or made any material change relating to stock in trade or work in progress;

(11)	made any change in the accounting methods or procedures or the Tax practices of any of the Companies;

(12)	made any direct or indirect redemption, purchase or other acquisition of any shares of capital stock of any company, except in respect of the conversion into Euros of the share capital of the Companies and except in connection with the acquisition of the shares held by minority shareholders in the Companies; or

(13)	commenced or terminated any employment agreement or arrangement in respect of an employee of the Business with an annual salary in excess of Euros 60,000 with respect to French Companies and with an annual salary in excess of Euros 85,000 with respect to US Companies.

(14)	Since the date of the Business Financial Statements, Sellers, in connection with the Business, and/or the Companies have not sold any material amount of products related to the Business (i) with payment terms longer than terms customarily offered by such Company for such products, (ii) at a discount from list price materially differing from any discounts customarily offered by such Company for such products, (iii) with shipment terms materially differing from the shipment terms customarily offered by such Company for such products or unfair and/or inequitable, seasonal or recurrent increase in the level of deliveries which may result in the subsequent reduction of further deliveries or (iv) with unfair allocation of the cost of obligations relating to commercial cooperation showing any change in relation to the practices in force prior to the beginning of negotiations between Sellers and Buyers, (v) except as customarily offered by the Companies, at a price which does not give effect to any previously announced general increase in the list price for such products (“Loading”), except in the ordinary course of business and in accordance with past practice.

There was no Loading as of 31st of December 1999 and 2000, except that it is acknowledged that on the 31st of December 2000, there was a Loading effect resulting from the changing date of the price list increase from February to January.

The Sellers further declare that to the Sellers’ Knowledge, there are no reasons or circumstances which could result in a Material Adverse Change on the Companies and/or the Business.

10.7	Bank Accounts

Schedule 10.7 contains a complete and accurate list of (i) all bank accounts and safe deposit boxes maintained by the Companies and a list of all authorized signatories thereto and (ii) the names of all persons, firms, associations, corporations or business organizations holding general or special powers of attorney from each Company and a summary of the terms thereof (excluding ministerial powers of attorney granted to representatives of such Company which are terminable at will). Effective on Closing, signatory powers on such accounts shall be changed as Buyers will have indicated and all past signatories’ powers will immediately terminate.

10.8	Title to Assets

Except for the Leased Real Property, the Companies and Sellers in respect of the Business are, as described herein, the sole and exclusive legal owners of all rights, title and interest in all of the assets (of any kind) necessary or currently used for the Business except as disclosed in Schedule 10.8 hereto per category of assets. Except as disclosed in Schedule 10.8, such assets are not subject to:

10.8.1.	any contract or lease, license or sale or restriction on use or disposition.

10.8.2.	any mortgage, pledge, lien, charge or encumbrance of any kind or character.

10.8.3.	any royalty or commission arrangements.

10.8.4	to the Sellers Knowledge, any right whatsoever in favour of a Third Party and/or resulting from any regulation which could negatively affect their use in respect of the Business.

10.9	Owned Real Property

10.9.1	(a)	Schedule 10.9.1(a) sets forth a complete description of each parcel of real property owned by the Companies (the “Owned Real Property”).

	(b)	Except as set forth in Schedule 10.9.1(b), the Companies have unencumbered and marketable title to, and are in possession of, all Owned Real Property, including the buildings, structures, fixtures and improvements situated thereon and appurtenances thereto. The restrictions listed on Schedule 10.9.1(b) are not violated in any way, including, without limitation, by any existing improvements on the Owned Real Property and except as disclosed and/or as a result of law or administrative regulations (e.g. urban preemption right or the like administrative regulation), such restrictions do not grant any Third Party an option or right to acquire or lease all or a portion of the Owned Real Property or materially or adversely affect the right to own, use or operate the Owned Real Property substantially as currently used. Any restriction resulting from law or administrative regulations as above mentioned does not affect the rights to use and operate the Owned Real Properties. All administrative regulations of any kind pertaining to the Companies and/or the Business’ real property have been complied with in all material respects. The Owned Real Property and the Leased Real Property referred under Article 10.10, constitutes all real property used or occupied by the Companies in connection with the Business and is not hindered by any kind of restrictions administrative or contractual or otherwise other than those specified in Schedule 10.9.1 (b) or Schedule 10.10.1.

10.9.2	With respect to the Owned Real Property and the Leased Real Property, (i) no portion thereof is subject to any pending condemnation proceeding or proceeding by any public or quasi-public authority and, to the Best Knowledge of the Sellers, there is no threatened condemnation or proceeding with respect thereto; (ii) the physical condition of the Owned Real Property and the Leased Real Property is sufficient to permit the conduct of the Business as presently conducted, subject to the provision of usual and customary maintenance and repair performed in the ordinary course; (iii) except as disclosed in Schedule 10.9.2, there are no contracts, written or oral, to which the Companies or any Affiliate thereof in connection with the Business, is a party, granting to any party or parties (other than the Companies) the right of use or occupancy of any portion of the parcels of the Owned Real Property or the Leased Real Property; (iv) except as disclosed in Schedule 10.9.2, there are no parties (other than the Companies (or its lessees disclosed pursuant to paragraph (iii) above) in possession of the Owned Real Property and/or Leased Real Property and (v) no notice of any material increase in the assessed valuation of the Owned Real Property or the Leased Real Property and no notice of any contemplated special assessment has been received from any relevant authority by any Company and to the Knowledge of the Sellers, there is no threatened increase in assessed valuation or threatened special assessment pertaining to any of the Owned Real Property or the Leased Real Property.

10.9.3	A loss of that certain easement for ingress and egress affecting the Owned Real Property located in Carlstadt, New Jersey, (as more particularly described in that certain deed dated July 19, 1974 and recorded in Bergen County Clerk’s office at Book 5921 page 87 and that certain deed dated May 6, 1976 and recorded in Bergen County Clerk’s office at Book 6118, page 208) will not prevent legal ingress and egress by way of an existing entrance on the northwest boundary from Commercial Avenue to such Owned Real Property located in Carlstadt, New Jersey by trucks for loading and unloading purposes, and any other vehicles.

10.10	Leased Real Property

10.10.1	Schedule 10.10.1 contains complete and accurate copies of the leases for the real property leased by the relevant Companies (the “Leased Real Property”), as well as finance leases for real property (crédit-bail).

10.10.2	The leases governing the Leased Real Property are in full force and effect and are valid and binding and enforceable in accordance with their terms and applicable laws. The leased part of the Other Business Assets will be transferred to Orangina Pampryl on the same terms and conditions as were in force on the 1st of January 2001.

10.11	Condition of Assets

The assets and properties necessary or currently used in the Business (including the French Business Assets, US Business Assets and Other Business Assets), whether owned or leased (and of any kind), are, in all material respects, in reasonable operating condition and repair and are suitable for the purposes for which they are presently being used. Any contracts or regulations applicable to the operating and up-keeping of such assets and properties have been complied with in a timely manner in respect of each material condition (reasonable wear and tear excepted).

10.12	Intellectual Property

With respect to the Intellectual Property Rights described in Recital (3) of this Agreement and which are the Intellectual Property Rights necessary or currently used in the Business at the date hereof:

10.12.1.	Except as disclosed in Schedule 10.12.1(a), all the Intellectual Property Rights are in the full unrestricted and exclusive ownership of the Business. Their use is not subject to the consent of any Third Party. They are sufficient for the operating of the Business. All the Intellectual Property Rights above-mentioned are valid and enforceable. All registration and other fees have been paid in a timely manner and no registration of any Intellectual Property Right is eligible for renewal during a period of one year after Closing, except as disclosed in Schedule 10.12.1(b).

10.12.2.	Except as disclosed in Schedule 10.12.2, no proceedings have been instituted or are pending with respect to the Intellectual Property Rights. Sellers and the Companies have received no written notice of proceedings with respect to the Intellectual Property Rights and are not aware of any basis for such proceedings to be initiated.

10.12.3.	No licenses, sub-licenses or agreements pertaining to any of the Intellectual Property Rights have been granted by the Companies and/or Sellers except (i) those mentioned in Schedule 10.12.3 and (ii) between the Companies and Sellers for the operating of the Business, as described in Schedule 10.12.3 hereto. All such licenses are valid and subsisting and no party to any such license has breached or is in breach of any term of such licenses.

10.12.4.	The Companies and/or Sellers have not received any written notice of interference or infringement of any of the Intellectual Property Rights by Third Parties or written notice of interference or infringement of Third Party rights by reason of the use of any of the Intellectual Property Rights.

10.12.5.	With regards to Intellectual Property Rights and except as disclosed in Article 10.12, Sellers, in connection with the Business and/or the Companies and/or the French Business Assets and/or the Austin Nichols Trademarks and/or the Business, do not interfere with or infringe upon Third Party rights.

10.12.6	Except as disclosed in Schedule 10.12.6, the Companies own or have the right to use without existing dispute and/or, to the Sellers Knowledge, without any threatening dispute, all the rights currently used by and/or necessary for the operation of the Business in connection with the promotion and advertising of the Products and/or the Business referred to in Recital 3(g) of this Agreement.

10.12.7.	The Companies own, and/or the Business has available to it, the right to use all the necessary rights in terms of hardware and up to date software (including all adequate protections) and/or licenses for the operating of the Business. All rights in terms of hardware, data and software systems and/or any licenses relating thereto (listed in Schedule 10.12.7(a)) used in the Business will be transferred to the Buyers as part of the Business or are, as listed in Schedule 10.12.7(b), the subject of the Transitional Services Agreement described in Article 7.7.

10.12.8.	The Sellers have taken all reasonable security measures to protect all trade secrets and proprietary information used in connection with the operation of the Business, and in particular the secrecy and confidentiality of the trade secrets and of the other proprietary confidential information.

10.12.9.	The Sellers undertake that following Closing, and except to the extent strictly necessary for Sellers to comply with their legal obligations and/or to continue the activity currently conducted by the Sellers and/or the Companies in connection with the Business, in the countries listed in Part III of Schedule A, they will destroy and eradicate any and all technical data relating to the Business, unless such data (including copies and supports) have been duly transferred to Buyers with no copy being retained by Sellers and/or their Affiliates (excluding the Companies).

The Buyers shall have the right to request twice per year from each legal representative of the relevant Seller during a period of five years a certificate that the said Seller has fully complied with its obligation described in the paragraph above provided, however, that if any certificate has revealed any non compliance and/or any potential non compliance, Buyer shall have the right to request certificates, until Sellers comply with their obligations.

10.12.10	Save as provided in Article 7.13 above for the Formulae and recipes for the Products, Sellers have given access to Buyers, prior to the signature of this Agreement, to all documentation with respect to any invention, process, design, or other know-how or trade secret or proprietary information which is necessary and/or currently used for the operation of the Business included in the Intellectual Property Rights, which documentation is accurate in all material respects and reasonably sufficient in detail and content to identify such invention, process, design or other know-how or manufacture or trade secret or proprietary information.

10.12.11	Except as disclosed in Schedule 10.12.11, the Sellers and/or the Companies own or the Business has available to it the right to use all necessary rights in every respect in relation to all technology used in connection with the operating of the Business, and in particular, but without limitation, in respect to the technology (i.e. industrial property rights) to be acquired pursuant to Article 2 of this Agreement and Closing will not result in an increase in financial or other obligations in relation to all such technology. Such technology is and will be sufficient and appropriate to provide the Business with all that is necessary for the use of the Business technology and operation of the Business as operated up to the Closing.

10.12.12	Latest on Closing, Sellers will have (except for certain Products in certain countries as listed in Part III of Schedule A to this Agreement and in that respect, within the limits described under Schedule 10.12.12) fully and finally discontinued the use of any of the Intellectual Property Rights.

10.13	Contracts

10.13.1.	Each of the contracts material to the Business are valid and binding and to the Knowledge of the Sellers, no notice of termination of any such contracts has been received or served by the Companies and/or Sellers.

10.13.2	Except as disclosed in Schedule 10.13.2 and except with regard to matters dealt with in Article 10.14, the Companies and/or Sellers, in respect of the Business, are not a party to, or subject to any material agreement, transaction, obligation, commitment, understanding, arrangement or liability which:

(1)	is of 12 months or greater duration, or is incapable of complete performance and determination in accordance with its terms within 12 months after the date on which it was entered into or undertaken, or is otherwise, of a length that is greater than is customary in businesses of a similar nature to that of the Companies and/or Sellers; or

(2)	is, in the reasonable opinion of the Companies and/or Sellers, as the case may be, likely to result in a loss to the Companies and/or the Business on completion of performance; or

(3)	cannot readily be fulfilled or performed by the Companies and/or Sellers, in respect of the Business, on time and without undue or unusual expenditure of money and/or efforts; or

(4)	involves or, in the reasonable opinion of the Companies and/or Sellers, as the case may be, is likely to involve material obligations, restrictions, expenditures or receipts of an unusual, onerous or exceptional nature; or

(5)	involves transactions on derivative markets; or

(6)	is dependent on the guarantee or covenant of, or security provided by any other person, or is dependent or likely to be dependent on the performance of another contract with the same party; or

(7)	restricts the Companies and/or the Business, in respect of the Business’ freedom to carry the whole or any part of the Business in any part of the world in such manner as it thinks fit; or

(8)	is a contract for the sale of shares or assets which contains warranties or indemnities under which the Companies and/or the Business still have a remaining liability or obligation; or

(9)	except as specifically disclosed elsewhere in this Agreement, can be terminated as a result of (i) any change in the underlying ownership or control of the Companies and/or Business, (ii) and/or assignment or transfer to the relevant Buyers by the relevant Sellers of the French Business Assets, (iii) and/or assignment or transfer to Yoo-Hoo Industries of the US Business Assets and/or assignment or transfer to Orangina Pampryl of the Other Business Assets, or would be materially affected by such change; or

(10)	is in any way otherwise than in the ordinary course of the Companies’ and/or the Business’ business.

10.13.3.	Except as disclosed in Schedule 10.13.3 and except with regard to matters dealt with in Article 10.14, no contract, agreement, transaction, obligation, commitment, understanding, arrangement or liability having a contractual origin entered into by the Companies and/or Sellers or practices applied or accepted by either of them, in respect of the Business, and now outstanding or unperformed, involves any of the following:

(1)	obligations on the part of the Companies and/or Sellers, in respect of the Business, which will cause, or are likely to cause, the Companies and/or the Business, to incur expenditures or an obligation to pay money in excess of Euros 350,000 (three hundred and fifty thousand);

(2)	obligations on the part of the Business to purchase any specified minimum quantity or percentage of its total requirements for any raw material, and bought-in finished goods or other stock in trade or services, from any one supplier;

(3)	the supply by the Companies and/or Sellers, in respect of the Business, whether by way of lease or sale or otherwise, to any one customer, such that the value of such supplies exceeds or is likely to exceed Euros 200,000 (two hundred thousand);

(4)	lacks full and adequate provisions for financial impact of agreements with suppliers being included in the Business Financial Statements;

10.13.4.	Except as disclosed in Schedule 10.13.4, to the Knowledge of the Sellers, neither the Companies nor Sellers, in respect of the Business, nor any other party to any agreement with the Companies and/or Sellers in respect of the Business are in default thereunder, and the Companies and/or Sellers are not aware of any invalidity or grounds for termination, avoidance, rescission or repudiation of any agreement to which the Companies and/or Sellers, in respect of the Business, are a party, which, in any such case, would be material in the context of the financial trading position of the Companies and/or the Business nor are Sellers aware of any circumstances likely to give rise to any such events.

Schedule 10.13.4 contains full details of any customers (or any person to whom the Companies and/or Sellers, in respect of the Business, have supplied goods and services within the twelve months ending on the date hereof) who have defaulted or to whom deliveries have been suspended and /or in respect to whom Seller is aware, or should be aware after making normal professional enquiries, will default.

All accounts receivable are fully due and owed by customers or Third Parties and provisions have been made on a consistent basis for any amount deemed uncollectable or potentially not collectable in the Business Financial Statements as provided for in French GAAP and US GAAP applied on a consistent basis.

10.13.5.	Except as disclosed in Schedule 10.13.5, neither Sellers nor any of Sellers’ Affiliates, nor any Third Party has given any guarantee of or security for any overdraft loan, loan facility or off-balance sheet financing granted to the Companies and/or the Business, nor have the Companies given any guarantee of or security for any overdraft loan, loan facility or off-balance sheet financing granted to the Sellers and/or any Sellers’ Affiliates and there is not now outstanding in the respect of the Companies and/or the Business any guarantee or warranty or agreement for indemnity or for suretyship given by or for the accommodation of the Companies and/or the Business or in respect of the Companies’ business.

10.13.6.	Schedule 10.13.6 sets forth a true and complete list of the following agreements pertaining to the Business (each, a “Material Contract”):

(1)	bottling contracts, co-packing contracts and manufacturing contracts, production contracts, licenses, franchise contracts or distribution contracts for an amount exceeding Euros 50,000 (fifty thousand);

(2)	contracts containing material covenants not to compete or other material covenants restricting the development, manufacture, marketing, distribution or sale of any product or service of any Company, except as otherwise disclosed in this Agreement;

(3)	contracts with any Seller or any Affiliate of any Seller continuing after Closing other than the Ancillary Agreements;

(4)	consultancy (that is for consulting services remunerated by fees for an amount exceeding Euros 50,000 (fifty thousand)) or other similar type of contracts;

(5)	contracts relating to the Intellectual Property Rights (including any licenses or other agreements under which the Company or any Subsidiary is licensee or licensor of any such Intellectual Property Rights) including, without limitation, product or brand, proprietary packaging or logos, or trade secrets, confidential information or proprietary rights and processes of any Company or any other Person;

(6)	with the exception of the “convention de trésorerie intragroupe”, the “lettres de change relevé” and “crédit documentaire” in the normal course of business, contracts under which any Company has borrowed any money from, or issued any note, bond, debenture or other evidence of Indebtedness to any person, or any other note, bond, mortgage, debenture or other evidence of Indebtedness issued to any person;

(7)	contracts (including so-called take-or-pay or keep-well agreements (lettre de confort ou lettre de patronage or the like documents)) under which (i) any person has directly or indirectly guaranteed Indebtedness, liabilities or obligations of any Company, or (ii) any Company has directly or indirectly guaranteed Indebtedness, liabilities or obligations of any person (except to itself or in each case other than endorsements for the purpose of collection in the ordinary course of business consistent with past practice);

(8)	contracts under which any Company has, directly or indirectly, made any advance, loan, extension of credit or capital contribution to any person, except for loans or advances made to their employees in an amount not exceeding two months salary for each employee and not more than Euro 300,000 in total;

(9)	swap, option, forward, future or other commodities, hedging or derivatives contracts;

(10)	except in the ordinary course of the operating of the Business (excluding any merger or the like operations), contracts providing for indemnification of any person with respect to liabilities or obligations relating to any former business of any Company;

(11)	contracts containing a provision regarding a change in control or ownership of any Company;

(12)	powers of attorney or similar instruments;

(13)	contracts with any Governmental Authority; or

(14)	contracts for marketing, advertising or promotions on behalf of any Company.

10.13.7.	Except as disclosed in Schedule 10.13.7, no powers of attorney given by the Companies are now in force. Except for their legal representatives (représentants légaux), no person, as agent or otherwise, is entitled or authorized to bind or commit the Companies and/or the Business to any obligation not in the ordinary course of the Companies’ business and/or the Business, and Sellers are not aware of any person purporting to do so.

10.13.8	Sellers confirm that termination of the agreements and arrangements listed in Schedule 7.6(b) leave and will leave no contingent or real liability on Buyers and/or the Companies and/or the Business after the Closing. Sellers and Sellers’ Affiliates hereby release the Buyers and the Companies from any such liabilities, unless they have already been taken into account in the Net Working Capital or US Net Working Capital.

10.13.9	The Sellers undertake that they will deliver to the Buyers at the Closing the Customer Terms and the Sellers warrant that as of the date of this Agreement the said Customer Terms are accurate and that the documents reflect all the material Customer Terms.

Furthermore, it is specified that Articles 10.6, 10.13.2(7) and (9), 10.13.6(2), 10.13.6(11), 13 and their related Schedules shall not contain or imply the communication to Buyers of any information with respect to Customer Terms.

10.14	Employees

10.14.1.	Schedule 10.14.1 contains an accurate list and summary description of all of the following to which the Companies and/or the Business are a party or by which they are bound:

(1)	a list of all the employees;

(2)	collective bargaining agreements;

(3)	solely in the case of the French Companies and employees of Sellers in connection with the Business, commission, incentive or bonus plans or arrangements which are legally equivalent or aggregated to salaries;

(4)	solely in the case of French Companies and employees of Sellers employed in connection with the Business, medical, life or health insurance plans;

(5)	severance indemnity clauses granted to the employees and exceeding the advantages granted by applicable laws or collective bargaining agreements;

(6)	the general employment terms, provided that no specific employment terms materially differ from general employment terms.

10.14.2.	The Companies and/or Sellers in connection with the Business, and in case of Articles 10.14.1(3) and 10.14.1(4) above, the French Companies and Sellers, with regard to their employees employed in connection with the Business, have complied in all material respects with their obligations related to the foregoing, and are not in default under any of the foregoing. The Sellers have delivered to Buyers a true and complete list of the name, position and present rate of compensation of each employee of the Companies and/or Business listed in Schedule 10.14.1 Except as set forth in Schedule 10.14.2(b), there is no employment-related litigation or administrative proceedings pending or, to the Knowledge of the Sellers, threatened involving any employee of the Companies and/or Sellers in respect of the Business.

10.14.3.	There are no employees transferring with the French Business Assets, US Business Assets and Other Business Assets, except as listed in Schedule 10.14.3.

10.14.4	Sellers will remain responsible for any debt or obligation (including without limitation senior management bonuses or exceptional payment) relating to the performance of any individual employment relationship as well as any collective employment relationship to the extent that such responsibility finds its cause prior to Closing, and any cost, loss, expenses or damages suffered by Buyers and/or the Companies and/or the Business shall be fully paid by Sellers, unless it relates to an obligation performed after the Closing or to an amount due on Closing duly provided for in the Balance Sheet at Closing and without prejudice to compliance with the relevant accounting rules and principles in terms of pro rata salaries and bonuses, accrued paid holidays, retirement indemnities and the like liabilities to be provisioned in the Balance Sheet at Closing with the relevant cash amount being paid to the Business not later than Closing as part of the Net Working Capital and US Net Working Capital.

10.14.5	Except as disclosed in Schedule 10.14.5, there exists no agreement or commitment with any employee of a Company and/or of any Seller and/or the Business granting to said employee any right (whether real or contingent) on any Intellectual Property Rights or on any other rights or assets of the Companies and/or the Business.

10.14.6	Sellers shall remain fully responsible for all employment obligations of any nature concerning or relating to other persons employed or having been employed by

Sellers or within their organization, other than the employees of the Business listed in Schedule 10.14.6 and except as provided for in the Transition Services Agreement and shall, as the case may be, fully indemnify Buyers and/or the Companies with respect to employees other than those employees listed in Schedule 10.14.6, without any of the limits to Sellers liability hereunder being applicable.

10.14.7	To the Best Knowledge of the Sellers and the Companies and except as set forth in Schedule 10.14.7(a), none of the key employees as agreed between the Parties has any plans or intends to terminate, at or prior to the Closing date, his or her employment or engagement with any Company and no former key employee has left the service of any Company within the last six months. Except as set forth in Schedule 10.14.7(b), (i) each Company and/or each Seller in connection with the Business, enjoys good relations with all of its employees, and there is no labor strike, dispute or grievance, slowdown or stoppage actually pending or, to the Knowledge of the Sellers and/or the Companies, threatened against or involving any of the Companies and/or the Business; and (ii) no labor union has taken any action with respect to organizing employees of any Company and no representation question exists with respect to any such employees.

10.14.8	In addition to the representations and warranties set forth in this Article 10.14, Schedule 10.14.8(a) sets forth representations and warranties relating to employee benefit matters for the US Companies and/or any element, part or employee of the Business located in the US. Schedule 10.14.8(b) sets forth the material US benefit plans.

10.15	Taxes

10.15.1.	Except as set forth in Schedule 10.15.1, all Tax returns, reports and declarations of every nature required to be filed by or on behalf of the Companies, and/or Sellers or any Relevant Group in relation to any elements of the Business, prior to the date of the Closing have been duly filed in a timely manner and such Tax returns, reports and declarations as so filed are complete and accurate and disclose all Taxes required to be paid for the periods covered thereby, and all corresponding Taxes have been duly paid in a timely manner, or are duly and fully provided for as a current tax liability in the Business Financial Statements.

10.15.2.	Except as disclosed in Schedule 10.15.2, neither the Sellers (in respect of the Business) nor the Companies are the subject of any ongoing Tax audit (contrôle fiscal for the French Companies) by the US federal, state or local and/or French tax authorities and/or any other country tax authorities and no notice of a forthcoming audit or of a reassessment of tax has been received. Except as disclosed in Schedule 10.15.2, no issues have been raised in any examination by any Taxing authority for the last five fiscal years with respect to any Company or the Business which, by application of similar principles, could be reasonably expected to result in a proposed deficiency for any other period not so examined. Schedule 10.15.2 hereto lists all French, US federal, state and local and any other country income Tax returns filed by any Company for all taxable periods ended after January 1, 1997 and indicates those Tax returns that currently are the subject of audit or with respect to any Seller (in respect of the Business) or any Company and all tax examination reports and statements of deficiencies assessed against or agreed to by any Seller or any Company for all taxable periods ended on or after January 1, 1997 and indicates those Tax returns that currently are the subject of audit. No Seller (in respect of the Business) or Company has waived (or is subject to a waiver of) any statute of limitations in respect of the payment of Taxes or has agreed to (or is subject to) any extension of time with respect to any Tax assessment or deficiency (other than with respect to limitation periods that have since expired). There are no liens for Taxes upon the assets of the Business or any Company, except for liens arising by operation of law with respect to real or personal property Taxes that are owing but not yet due and payable.

10.15.3	Except as disclosed in Schedule 10.15.3, the transfer of the French Shares and/or of the US Shares to Buyers and/or the transfer of the US Business Assets to Yoo-Hoo Industries will not trigger on the Business and/or the Companies any taxation which would not otherwise be due.

10.15.4	Except as disclosed in Schedule 10.15.4, no Seller (in respect of the Business) or Company is the beneficiary of any extension of time within which to file any Tax return due on or before the Closing date that has not been filed. Except as disclosed in Schedule 10.15.4, no claim has ever been made by any taxing authority in a jurisdiction in which any Company does not file Tax returns that it is or may be subject to taxation by that jurisdiction. The Sellers (in respect of the Business) and the Companies have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, former employee, creditor, independent contractor, shareholder, Affiliate, customer, supplier or other third party.

10.15.5	Except as disclosed in Schedule 10.15.5, no Seller (in respect of the Business) or Company has made any payments, is obligated to make any payments, or is a party to any agreement that under certain circumstances could require it to make any payments that are “excess parachute payments” within the meaning of Section 280G of the Code. Other than an agreement or arrangement described in, and to be terminated pursuant to, Article 7.6 of this Agreement, no Seller (in respect of the Business) or Company is a party to any Tax allocation or sharing agreement. No Seller (in respect of the Business) or Company is a “consenting corporation” within the meaning of Section 341(f)(1) of the Code, or comparable provisions of any state statutes, and none of the assets or properties of any Company is subject to an election under Section 341(f) of the Code or comparable provisions of any US state statutes.

10.15.6	Except as disclosed in Schedule 10.15.6, no Seller (in respect of the Business) or Company is a party to any joint venture, partnership or other arrangement that is treated as a partnership for federal income tax purposes. There are no accounting method changes, or proposed or threatened accounting method changes, of any Company that could give rise to an adjustment under Section 481 of the Code for periods after the Closing date. Except as disclosed in Schedule 10.15.6, no Company has received or is subject to any written ruling of a taxing authority related to Taxes or has entered into any written and legally binding agreement with a taxing authority relating to Taxes. Other than the several liability of the US Companies for federal income taxes of the Austin Nichols Group, no Company has any liability for Taxes of any person other than itself (i) under Section 1.1502-6 of the US Treasury Regulations (or any similar provision of US state or local or non-US law), (ii) as a transferee or successor, (iii) by contract or (iv) otherwise.

10.15.7	No French Company is, or at any time has been, engaged in the conduct of a trade or business within the US within the meaning of Section 864(b), Section 882(a) or Section 887(b) of the Code, or treated as or considered to be so engaged under Section 882(d) or Section 897 of the Code or otherwise. No French Company holds, or at any time has held, a United States real property interest within the meaning of Section 897(c)(1) of the Code.

10.16	Litigation

Except as disclosed in Schedule 10.16 and to the Knowledge of the Sellers, the Companies and/or Sellers in relation to the operating of any elements of the Business, are not engaged in or are not a party to or have not received written notice or are not aware of any suit, action, proceedings or legal, administrative, arbitration or other method of settling disputes or disagreements involving sums in excess of Euros 100,000 (one hundred thousand).

Sellers agree that they will remain fully responsible, beyond Closing, for any litigation or claims relating to the Business, finding its origin prior to Closing, and that Sellers shall accordingly indemnify Buyers and/or the Companies provided that, except as provided to the contrary in this Agreement or otherwise agreed between the Parties, the limits to Sellers responsibility set in Article 12.4 of this Agreement shall apply in respect of litigation disclosed in Schedule 10.16 or specifically disclosed in any other Schedule to this Agreement (other than the products liability claims disclosed on Schedule 10.18) or by Sellers to Buyers between the date hereof and the Closing.

The provisions of this Article 10.16 are without any prejudice to the obligations of Sellers and the rights of Buyers under Articles 12.5 and 12.6.

10.17	Compliance with law, and licenses and permits

10.17.1.	Except with regard to Tax matters or any other matter disclosed in Schedule 10.17.1, no written notice (the cause of which has not been corrected) has been served upon the Companies and/or Sellers in respect of the operating of any elements of the Business, by any governmental body or other person of any violation of any law, ordinance, code, rule or regulation.

10.17.2.	Except as disclosed in Schedule 10.19.1(a)(1), the Companies and/or Sellers in respect of the Business have and will have at Closing all material licenses, permits, approvals and other authorizations as are necessary in order to enable them to own, operate, and use the assets of and conduct the Business as conducted as of the date hereof and occupy and lease their real property and all such licenses, permits, approvals, and authorizations are and will be in full force and effect as of Closing.

10.17.3.	Except as disclosed in Schedule 10.17.3, the Companies, and in respect of the operating of any elements of the Business, the Sellers, have always acted in compliance with all laws, regulations and contracts applicable, in respect to the operating of the Business or any part thereof.

10.18	Products and services liability

Except as disclosed in Schedule 10.18 and to the Knowledge of the Sellers, there are no material claims, whether threatened or pending, made in respect of goods sold or services rendered by the Companies and/or Sellers in respect of the Business and Sellers and/or the Companies are not aware and have no reason to be aware, of any existing or potential claim, or any facts on the basis of which such claim could be validly made.

10.19	Environmental matters

(a)	Except as disclosed in Schedule 10.19(a)(1), the Companies have obtained and hold all necessary Environmental Permits that are required in connection with the ownership or operation of the Business and these Environmental Permits are disclosed in Schedule 10.19(a)(2);

(b)	Except as disclosed in Schedule 10.19(b), to the Best Knowledge of the Sellers, the Companies are in material compliance with all material terms, conditions and provisions of all applicable Environmental Laws;

(c)	Except as disclosed in Schedule 10.19(c), Sellers have received no written notice of any pending or, to the Best Knowledge of the Sellers, threatened Environmental Claims against the Companies, nor, to the Best Knowledge of the Sellers, are there any facts or circumstances that could reasonably be expected to form the basis for any Environmental Claim against the Companies;

(d)	During the period of Sellers’ ownership, lease, operation, management or control of the Sites, except as set forth in Schedule 10.19(d), Sellers have not released Hazardous Materials on, in or under said Sites except in compliance with Environmental Law and except as disclosed on Schedule 10.19(e). To the Best Knowledge of the Sellers, there were no Releases of Hazardous Materials on, in or under said Sites by third parties or prior to the Sellers’ ownership, lease operation, management or control of said Sites except in compliance with Environmental Law, except as disclosed on Schedule 10.19(d).

(e)	Neither the Companies, nor to the Best Knowledge of the Sellers, any predecessors of the Companies, has transported or arranged for the treatment, storage, handling, disposal, or transportation of any Hazardous Materials to any off-Site location which could result in an Environmental Claim against the Companies.

During such period of Sellers’ ownership, lease, operation, management or control, Sellers have not received written notice of Environmental Claims regarding the Release of Hazardous Materials at locations not under the ownership, lease, operation, management or control of Sellers, except as disclosed on Schedule 10.19(e).

(f)	None of the Sites operated by the Companies as of the date of the present Agreement is listed on the National Priorities List under CERCLA or CERCLIS (as defined in CERCLA) or on any similar federal, state or foreign list identifying polluted sites or requiring investigation, monitoring or clean-up;

(g)	To the Best Knowledge of the Sellers, there are no liens arising under or pursuant to any applicable Environmental Law on any Site;

(h)	To the Best Knowledge of the Sellers, there are no (i) underground storage tanks, active or abandoned, (ii) polychlorinated biphenyl containing equipment, or (iii) any friable asbestos containing material at any Site except as disclosed in Schedule 10.19(h);

(i)	There have been no environmental investigations, studies, audits, tests, reviews or other analyses conducted during the last two years which are in the possession of the Sellers or the Companies with respect to any Site which have not been delivered to Buyers prior to execution of this Agreement.

10.20	Insurance

Schedule 10.20 lists the insurance policies of which the Companies and/or Sellers in respect of the Business have the benefit for the period prior to Closing and expiring as at the Closing. All such insurance policies were in force throughout such period and all premiums have been duly paid. There are no claims pending or, to the Knowledge of the Sellers, likely to arise under any of the insurance policies referred in Schedule 10.20, except as disclosed in Schedule 10.20, and all claims or reasons for claims under the insurance policies have been duly and timely filed and will be covered by the existing cover. The insurance policies in Schedule 10.20 are until Closing adequate to cover the Business. Termination by Buyers or at the initiative of Buyers or Sellers of any of such insurance policies at Closing shall not affect the rights of the Companies and/or the Business to be fully protected, according to the terms of the insurance policies mentioned above, for any liability of any insurable nature relating to the operating of the Business, prior to Closing. Sellers undertake that if the consequences of an event which finds its origin prior to Closing is eligible to be covered under the insurance policies in place until Closing, Sellers shall in a timely manner take and complete all such steps reasonably necessary to obtain the benefits of such coverage and shall pass the proceeds of the same on to the Buyers or the Companies, as Buyers will direct. Sellers agree that they will remain fully responsible beyond Closing for indemnification of any directors or officers of the Business and/or the Companies under any agreement, by law or statute, for any act or event occurring on or before Closing to the extent that the Business or Companies would be held liable for such indemnification.

Any reimbursement after the Closing date of the portion of a premium paid by Sellers in respect of the Business for a period beyond Closing and already charged to the Business before Closing shall be reimbursed to the relevant Companies within the Business.

10.21	Loans and credit

The Companies and/or Sellers in respect of the Business have not granted any loans or extended any credit other than for the extension of intercompany loans and the extension of credit to their customers in the ordinary course of business, except as disclosed in Schedule 10.21.

10.22	Inventories

The Companies have full title to the inventories of the Business and, as of this date, said inventories are in useable and marketable conditions and fit for their intended purposes, including useable in normal conditions i.e. with regard to the product’s expiry date and with trade customs of the existing Business’ trade customers.

Sellers and/or Sellers’ Affiliates (except the Companies) have no inventory in respect of the Business, except as per Article 7.8(d).

10.23	Reorganization

Notwithstanding anything to the contrary in this Agreement, Sellers warrant that the reorganization described in Schedule 10.23 to this Agreement which has been implemented to the date of this Agreement or, as the case may be, will be implemented at the latest, as undertaken by Sellers, prior to Closing, has complied and will comply with all relevant regulations and obligations, and that such reorganization has left and will leave no contingent or real liabilities on Buyers and/or the Companies and/or the Business as the result of any regulation or obligation not having being complied with or taken into account.

10.24	Subsidies, loans, aids, exemptions

All subsidies, loans, state aids or tax exemption from the European Union, the French Government, the United States federal government or any political subdivision thereof or any other governmental, local, regional or other public or quasi public or similar body which have been granted to the Companies and/or Sellers in respect of the Business are fully described in Schedule 10.24 hereto.

The Companies and/or Sellers in respect of the Business are in compliance with all their obligations under all such subsidies, loans, state aids or tax exemptions.

The sale of the French Shares, US Shares and/or the transfer/assignment of the French Business Assets, will not cause to the Best Knowledge of the Sellers, any such subsidies, loan, state aids or tax exemption to be cancelled or require repayment in full or parts and the transfer of the US Business Assets to Yoo-Hoo Industries and/or the transfer of the Other Business Assets to Orangina Pampryl shall not cause, to the Best Knowledge of the Sellers, any such subsidies, loan, state aids or tax exemption to be cancelled or require repayment in full or part.

10.25	Warranties

All sales of products and related services by the Companies and/or Sellers in respect of the Business, at any time prior to Closing have been, in all material respects, in accordance with the express or implied representations, warranties and covenants made by them, and in accordance with all legal and regulatory requirements.

10.26	Information and Documents

The information and documents contained in this Agreement and the Schedules hereto are true and up to date and to the Knowledge of the Sellers, complete, as of this date.

10.27	Business assets

The Business owns no assets other than (i) assets owned by the Companies, (including the US Business Assets and the Other Business Assets), and (ii) the

French Business Assets, and such assets are all the assets necessary for or currently used by the Business.

10.28	Brokers

Except as disclosed in Schedule 10.28, none of the Companies or the Sellers has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the transactions contemplated hereby.

10.29	Without prejudice to the commitments of Sellers hereunder, To the Sellers Knowledge, the Sellers have made available to Buyers, in all reasonable details, all information that a buyer of the Business and its related rights and assets may customarily expect to receive prior to proceeding with the transactions contemplated in this Agreement.

11.	DURATION OF WARRANTIES MADE BY SELLERS

Without prejudice to the provisions in this Agreement as a result of which no limitations are applicable to the liability of Sellers hereunder, the representations and warranties of Sellers contained in Article 10 (the “Warranties”) shall survive until the 31st of March 2004, provided that (i) the duration of the warranties made by Sellers shall be extended (for a maximum period of eight (8) months, in the event any competent regulatory or other authority which has authority in connection with the consummation of the transaction contemplated in this Agreement has extended the initial period that such authority has to review the transactions contemplated in this Agreement, by a period of time corresponding to such extension(s), (ii) in respect of claims linked to Tax, social security or customs matters, the respective statute of limitation periods plus 60 (sixty) days will apply and (iii) in respect of claims linked to Articles 10.3 and/or 10.4 in respect of ownership of shares and/or its attributes and Articles 10.12.1 and/or 10.12.2 and/or 10.12.4 and/or 10.12.5 in respect of ownership of trademarks and its attributes, it is confirmed that the respective statutes of limitation period plus 60 (sixty) days will apply. No Claim (as defined in Article 12) may be asserted by a Party after such representations and warranties shall be thus extinguished, provided, however, that Claims first asserted in writing in accordance with the material provisions of Article 12.2 within the period referred to above shall not thereafter be barred, and provided that none of the limits to Sellers’ liability provided hereunder, will apply to the extent Buyers would have demonstrated that the loss leading to the Claim originates from willful misconduct or concealment (“dol”) of any representative of Sellers and/or of the Companies.

12	INDEMNIFICATION

Pernod Ricard hereby agrees to indemnify Buyers and hold them harmless from and against any loss, liability, damage (including, but not limited to, any property damage, natural resources damages and personal injury), fines, costs or reasonable expenses (including reasonable legal expenses and costs and environmental investigation costs and consultants fees and expenses) (the “Claim”), which Buyers and/or the Companies and/or the US Business Assets and/or the French Business Assets and/or the Other Business Assets and/or the Austin Nichols

Trademarks and/or the Business may suffer, sustain or become subject to as a result of any Breach of Warranties.

Pernod Ricard acknowledges that the entitlement of the Buyers in case of a Breach of Warranties shall always include the amount necessary to put the Business into the position, which would have existed if there had not been a Breach of Warranties, subject to the limitations herein.

“Breach of Warranties” shall be deemed to mean:

(a)	any untruth, breach or inaccuracy in the Warranties arising out of or resulting from events, facts, conditions or circumstances existing on or prior to the date of Closing;

(b)	any Tax, social security, or customs claims or reassessment, asserted against the Companies and/or the French Business Assets, and/or the US Business Assets, and/or the Other Business Assets and/or the Austin Nichols Trademarks and/or the Business with respect to any Pre-Closing Period;

(c)	any Tax arising out of the reorganisation process described under Article 10.23; and

(d)	any Tax imposed upon or relating to any Austin Nichols Party for any period, including any such Tax for which any Buyer or any Company may be liable (w) under Section 1.1502-6 of the US Treasury Regulations (or any similar provision of French, US state or local, or other law), (x) as a transferee or successor, (y) by contract or (z) otherwise, to the extent that corresponding reserves for taxes in an amount at least equal to such Claims were not provided for in the Final Balance Sheet at Closing.

12.1	Pernod Ricard shall pay to Buyers any amounts due under this Article 12 within five (5) Business Days of final determination of the amount due in accordance with the provisions of this Article 12.

12.2	Notification procedure and conduct of Claims

12.2.1.	If an event occurs which might give rise to a Claim, Buyers shall inform Pernod Ricard of the matter by way of a registered letter with acknowledgement of receipt (a “Claim Notice”) stating in reasonable detail the nature of the Claim and, if practicable, the amount claimed with reasonable promptness. If it is not practicable to state the amount claimed in the Claim Notice, Buyers undertake, as soon as reasonably practicable after the date of the Claim Notice, to provide Pernod Ricard with a reasonable estimate of the amount claimed.

12.2.2.	As soon as reasonably practicable after the date of delivery of the Claim Notice, Pernod Ricard shall have the right to obtain copies of all documents reasonably relating to the Claim which Pernod Ricard deems, acting reasonably, are useful or necessary for Sellers to investigate the matter and to defend its interests, and Buyers shall ensure that any of their Affiliates shall provide Pernod Ricard and its advisers with reasonable access to files and records for these purposes only.
12.2.3.	Pernod Ricard shall with reasonable promptness from receiving the Claim Notice notify Buyers by way of registered letter with acknowledgement of receipt of any remarks or points it wishes to contest (a “Dispute Notice”).
12.2.4.	Within thirty (30) Business Days of receipt by Buyers of the Dispute Notice, Buyers and Pernod Ricard shall meet and shall endeavour to agree to the existence and/or amount of the Claim. If no agreement is reached within forty-five (45) Business Days of receipt by Buyers of the Dispute Notice, Pernod Ricard or the Buyers (with the consent of the other) may settle the matter in accordance with the provisions of Article 15.10.
12.2.5.	Provided that the provisions of this Article 12.2.5 shall be without prejudice to the obligations of Sellers and rights of Buyers under Articles 12.5 and 12.6, in relation to a Third Party Claim, if, on the basis of the relevant Claim Notice and any documentation or information provided to Pernod Ricard under Article 12.2.2, Pernod Ricard considers that the Third Party Claim will give rise to an obligation on the part of Pernod Ricard to indemnify Buyers under the terms of this Agreement, Pernod Ricard may elect:
(1) provided that it agrees in writing to fully indemnify Buyers, to have exclusive conduct of the Third Party Claim. In this event:
(a) the provisions of Article 12.2.2 shall continue to apply throughout the duration of the Third Party Claim;
(b) Pernod Ricard shall be liable to Buyers for the amount of the Claim;
(c) Pernod Ricard shall be entitled to settle such Third Party Claim at such time, and upon such terms, as Pernod Ricard deems fit and reasonable, provided that the terms of such proposed settlement (the “Proposed Settlement”) are confidentially disclosed to Buyers with supporting documentation showing the Third Party is likely to agree to the Proposed Settlement, provided that if the Proposed Settlement includes an obligation other than the payment of a sum of money, Buyers’ prior approval shall be necessary. Within twenty (20) Business Days of receipt of the notification of the Proposed Settlement, Buyers may deliver to Pernod Ricard (i) a notice disputing the Proposed Settlement, in which case, the provisions of Article 12.2.5(1)(d) will apply, or (ii) a notice approving the Proposed Settlement, in which case Pernod Ricard will be entitled to enter into the Proposed Settlement with the Third Party. If no notice is received by Sellers within twenty (20) Business Days from receipt by it of the notification from Buyers referred to in this Article 12.2.5 (1)(c), Buyers shall be deemed to have approved the Proposed Settlement; and

		(d)	In the event Buyers dispute the Proposed Settlement in accordance with Article 12.2.5(1)(c), they shall be entitled to assume the defense of the Third Party Claim; in such case the Claim will not exceed the amount of the Proposed Settlement notified by Pernod Ricard. In case the Proposed Settlement notified by Pernod Ricard includes an obligation other than the payment of money, to the extent possible, the Parties shall take into account a reasonable monetary assessment of any non monetary aspect of the Proposed Settlement; and
	(2)	that Buyers shall have the conduct of the Third Party Claim. In this event:
		(a)	Buyers shall be entitled to settle such claim at such time and upon such terms as Buyers deem fair and reasonable without prejudice to any right of indemnification they may have against Pernod Ricard under this Agreement, provided that the terms of the Proposed Settlement are confidentially disclosed to Pernod Ricard with supporting documentation reasonably showing that the Third Party is likely to agree to the Proposed Settlement. In this event, the provisions of Article 12.2.2 shall apply to enable Pernod Ricard to form a view as to the Proposed Settlement.
		(b)	Within twenty (20) Business Days of receipt of the notification referred to in Article 12.2.5(2)(a) above, Pernod Ricard may deliver to Buyers (i) a notice disputing the Proposed Settlement (in which case the provisions of Article 12.2.5(2)(c) below will apply) or (ii) a notice approving the Proposed Settlement. If no notice is received by Buyers within twenty (20) Business Days from receipt by it of the notification referred to in Article 12.2.5(2)(a) above, Pernod Ricard shall be deemed to have approved the Proposed Settlement.
		(c)	If Pernod Ricard does not approve the Proposed Settlement, it shall immediately assume exclusive conduct of the Third Party Claim and the provisions of Article 12.2.5(1) shall apply.
	(3)	Only if Pernod Ricard assumes the defense of a Third Party Claim, shall it from that point be responsible for all legal and experts’ fees, costs and other expenses incurred in the defense of the Third Party Claim.
12.2.6	For the purpose of this Article 12.2, each Party endeavours to keep each other informed with reasonable promptness.
12.3	Buyers shall only have the sole right to control, direct and implement any investigation, remediation or response actions with regards to any of the Owned Real Property or Leased Real Property that Buyers do not contend are subject to Sellers’ indemnification under Article 12.3.2, provided however that Buyers shall have the sole right to control, direct and implement any such activities in the event Sellers fail to carry out the required activities in a timely and diligent manner.
12.3.1	For French Sites (i.e. La Courneuve, Fegersheim, Meyzieu, Signes, Vitrolles and Nuits-Saint-Georges) only, Sellers shall pay, at Closing, by means of recognising a liability within the Estimated Net Working Capital and the Net Working Capital at Closing a lump sum amount of Euros 5,000,000 (five million) to Buyers towards the costs of the investment and expenditures necessary to bring following matters into compliance with applicable operating permit and/or discharge consent standards, or the voluntary works identified below:

(a)	Technical waste water treatment plant adjustments at La Courneuve, Fegersheim, Meyzieu, Signes, Vitrolles and Nuits-Saint-Georges;

(b)	Issues identified as “miscellaneous issues” and priced by ERM for a total amount of Euros 334,000 (three hundred and thirty four thousand) (see ERM Phase 1 Final Report dated August 8, 2001);

(c)	Installation and implementation of a reverse osmosis water filtration system at Fegersheim;

(d)	Removal of decommissioned underground storage tanks and related soil excavation and treatment at La Courneuve, Fegersheim, Vitrolles and Nuits Saint Georges;

It being understood that payments effected by Sellers for matters listed hereabove preclude Buyers from bringing any environmental claim under Article 12.4.3 for the same matters.

12.3.2	For the French Sites only, Sellers shall, in addition to Sellers’ obligations under Article 12.3.1 above, indemnify Buyers for Environmental Claims, resulting from issues identified in the ERM phase 1 and 2 reports dated July and August 2001 including, but not limited to, remediation undertakings, and arising within 4 years from Closing, such indemnification is limited to a total amount of an additional Euros 5 (five) million, it being understood that Environmental Claims other than those referred to herein shall be addressed according to the provisions of Article 12.4.3.

The provisions of this Article 12.3.2 shall not entitle Buyers to further indemnification in relation to matters already indemnified as provided under Article 12.3.1.

The present indemnification shall be subject to Article 12.4.5(e) and (f) below.

12.4	Except as otherwise provided herein, the following limits shall apply to the liability of Sellers pursuant to Article 12:

12.4.1	Sellers will not be liable if a Claim is below Euros 100,000 (one hundred thousand), provided that in case one event of linked events could give rise to several Claims, each below Euros 100,000 (one hundred thousand), but of which the total amount is equal to or above Euros 100,000 (one hundred thousand), the amount of such Claims shall be taken into account when asserting the responsibility of Sellers hereunder, and in particular in determining whether the Threshold defined below has been reached.

12.4.2	Sellers will not be liable in respect of any Claim, until and unless the amount of any and all Claims (excluding the Claims below Euros 100,000 referred to in Article 12.4.1 above), taken into account in determining whether the Threshold defined below has been reached, exceeds, in aggregate, an amount equal to Euros 15,000,000 (fifteen million) (the “Threshold”), provided that to the extent that the amount of the Claims exceeds the Threshold the Buyers shall be entitled to recover the amount of Claims in excess of Euros 15,000,000 (fifteen million) plus Euros 10,000,000 (ten million) and it is confirmed by the Parties that the deductible acknowledged to Sellers’ liability hereunder shall be of Euros 5,000,000 (five million).

12.4.3	The total liability of Sellers in respect of all Claims will be limited to 25% of the total of the Base Purchase Price and the US Base Purchase Price, provided that with respect to any breach of Article 10.19, the liability of Sellers will be limited to the US Base Purchase Price for Environmental Claims arising out of activities carried out in the United Sates and to the Base Purchase Price for Environmental Claims arising out of activities carried out in France, including the 5,000,000 (five million) amount provided in Article 12.3.2 above but excluding the amount of Euros 5,000,000 (five million) provided in Article 12.3.1 above.

12.4.4	Limits set forth in Article 12.4 above shall not apply to the following:

(a)	any breach of Articles 10.3, 10.4, 10.12.1, 10.12.2, 10.12.4 and 10.12.5 (in relation to trademarks), the title representations set forth in 10.9.1 (in respect of US Owned Real Property only) and 10.9.3 of this Agreement;

(b)	any breach of Article 10.5.6 of this Agreement;

(c)	any Breach of Warranties in respect of corporate taxes (being all Taxes except value added tax and sales tax), provided however that in respect of such tax matters , the amount of any relevant Claim made by Buyers hereunder will be compensated with any amount corresponding to the relevant Claim in the Final Balance Sheet at Closing or in the US Final Balance Sheet at Closing and treated for the purpose of Article 5 as Net Financial Indebtedness or US Net Financial Indebtedness unless such amount in the Final Balance Sheet at Closing or the US Final Balance Sheet at Closing is payable to the Sellers’ Group and has been settled prior to notification of the Claim;

(d)	any litigation or claim referred to in Article 10.16 (i) known to Sellers and not disclosed by Sellers prior to Closing and/or (ii) resulting from a breach of any of the covenants set in Article 13 of this Agreement. However, it is agreed that in respect of the litigation referred under Articles 12.5 and 12.6, Sellers’ liability shall be as provided in said Articles;

(e)	any breach of Article 10.18 but provided that Sellers liability in respect of this Article 10.18 shall be limited to the total of the Base Purchase Price and US Base Purchase Price;

(f)	any breach of Article 10.23.

(g)	any claim under Article 12.3.2.

12.4.5	The Buyers shall not be entitled to any payments in respect of a Claim:

(a)	if it has not notified the Sellers with reasonable promptness as provided in Article 12.2.1, or

(b)	other than a disclosure contained in Schedule 10.15.2, in case the Claim is based on information which was available in the Data Rooms and which is the object of a specific disclosure in the relevant Schedule(s) hereto and provided that it is specifically acknowledged by Sellers that the access by Buyers to the Data room and information referred to in Recital (4) of this Agreement shall not constitute any basis for a limitation to Sellers’ liability hereunder; or

(c)	in case and to the extent that the Claim has been taken into account in the determination of the Final Purchase Price and the US Final Purchase Price, provided that the provisions of this Article 12.4.5(c) shall not apply in respect of US Taxes where such Taxes are treated in the US Final Balance Sheet at Closing as payable to Sellers’ Group and have been settled prior to notification of the Claim;

(d)	in connection with the continuation after Closing of the agreements concerning L’Igloo PM and commercial agreements or arrangements entered into with PepsiCo or any of its Affiliates in relation with the Business, provided that Sellers shall remain fully responsible for the execution of such arrangements and agreements until Closing, without any liabilities on the Companies and/or Buyers;

(e)	Except to the extent where Buyers are required to act in compliance with law, Buyers shall not be entitled to any payments in respect of an Environmental Claim relating to matters referred under Article 12.3.2, resulting from the voluntary one-sided disclosure by Buyers to a Governmental Authority of information relating to the condition of the soil, sub-soil and groundwaters having caused such Governmental or Regulatory Authority to order investigation or remediation measures at any of the Sites.

(f)	Notwithstanding section (e) supra, in case of voluntary closure of a Site by Buyers, Sellers shall indemnify Buyers for remediation measures ordered only to the extent however that such measures are tailored to meet the requirements connected with such closure, excluding measures tailored to meet the requirement of a change of use of the site.

12.4.6	The Sellers shall have no liability in respect of any Claim to the extent that the event giving rise to the Claim would not have arisen but for the passing of, or any change in, after the date of Closing, any law, rule or regulation, not in force at the date of Closing.

12.4.7	Except as required by law, any indemnity paid under Article 12 shall be treated for Tax purposes as an adjustment to the Base Purchase Price or the US Base Purchase Price, as appropriate, and Sellers undertake to treat such indemnity in their accounts in a manner consistent with the above and agree to indemnify fully (i.e. without any of the limits to Sellers’ liability under this Agreement) of any consequence of a breach of such undertaking.

12.4.8	The amount of any relevant Claim made hereunder shall be reduced by taking into account:

(a)	any savings or recovery of Tax arising from such Claim actually realized in the same tax period in which the Claim is paid or accrued,

(b)	any insurance proceeds and any indemnity, contribution or other similar payment recovered by the Buyers from any Third Party with respect thereto,

(c)	any reduction in a liability recorded in the Business Financial Statements which has its origin, cause or source in matters arising prior to January 1, 2001 unless and to the extent such a reduction in a liability has already been taken into account within the performance of Article 5 of this Agreement, provided that the provisions of this Article 12.4.8(c) shall not apply in respect of US Taxes.

(d)	the amount of any reserve or provision corresponding to the relevant claim recorded in the Balance Sheet at Closing.

12.4.9	It is further stated that the consequences of any adjustments to Taxes, social security payments or customs duties or any other Claim of any kind whatsoever, which would result in a mere shifting of taxation or charge or which would result in a transfer of profit or income from one financial year to another, or which would give rise to a correlative credit or right to deduction or application, are not covered under the present warranty, except for the amount of penalties, interest for late payment or financial costs resulting therefrom for the Companies;

12.4.10	The Parties agree that they will exercise their rights and fulfil their obligations under this Article 12 in good faith and will not attempt to abuse their rights in anyway whatsoever.

12.4.11	The indemnification due by Sellers with respect to any Claim relating to l’Igloo Post Mix shall be limited to 50% of the amount of the indemnificable Claim (that is 100% of the amount of the Claim minus 100% of the applicable threshold or deductible).

12.5	(i) In Schedule 12.5 to this Agreement is a copy of the writ served on Pernod Ricard, CSR Pampryl and Orangina Pampryl, which writ aims at obtaining from the Court the cancellation of the trademark registration Champomy together with various prohibitions and penalties as detailed in the writ. It is agreed that Sellers will continue to take and complete all steps necessary, at the Sellers’ costs, to obtain from the Court that the claim from the author of the writ be fully and finally dismissed with no adverse effect on Buyers and/or any user of the trademark Champomy so that the ownership, the enjoyment and use of the trademark Champomy is in no way negatively affected.

Sellers agree to keep Buyers closely informed of the proceedings and will more generally keep Buyers informed in all material respects in a timely manner. The reasonable comments of the Buyers shall reasonably be taken into account.

Sellers acknowledge that Buyers expect that the Business will continue after Closing to be entitled to the use of the trademark and any of its attributes and to the rights to position, promote, advertise and otherwise market the relevant products in a manner identical or substantially similar to the manner which prevailed so far.

(ii)	Sellers acknowledge that if the Business was totally prohibited in France from using the trademark for the Champomy Products as a result of an enforceable court decision, the loss suffered by the Business will be set as between Sellers and Buyers to a lump sum amount of Euros 50,000,000 (fifty million) and Sellers agree to pay such a sum in full on demand to Buyers or as Buyers will direct.

In the event that the Euros 50,000,000 (fifty million) indemnity is paid and after all relevant court proceedings have been exhausted, Sellers and their Affiliates shall be released from the non-compete obligations under Article 15.1.1(a) in respect of festive carbonated apple juice and will recover following the payment of the indemnity, and without any additional payment, the ownership (and use) of the trademark in all other countries, provided that Sellers shall have no claim against Buyers in respect of any consequence on such ownership or use of the outcome of the Court proceedings.

(iii)	In the event the use of the trademark would remain available, but the right to use the trademark would be significantly restricted as a result of the outcome of court proceedings, the Buyers shall have a right for indemnification, which shall be limited to Euros 50,000,000 (fifty million). The indemnification shall be calculated to take into account the loss of volumes of the Champomy sales and shall include any amounts due to CSR SA by Orangina Pampryl under the Manufacturing and Copacking Agreement for Brut de Pommes and Champomy (referred to in Article 7.2 above) because of loss of volumes of Champomy sales. The said indemnification by Sellers shall not be contested unless Sellers are able to demonstrate that the loss of volumes result solely from an act or omission of the Business and/or Buyers. No indemnification shall be due unless the evidence by Buyers of the existence of loss of volumes suffered by the Business has been given to Sellers. The existence of the loss of volumes shall be sufficiently demonstrated by current Business documents relating to the level of volumes sold by the Business.

(iv)	In the event of a proposed settlement, Sellers shall promptly and fully inform Buyers. The prior written approval from Buyers shall always be necessary for any settlement which would or might reduce the rights of Buyers and/or the Business in respect of the use of the Champomy trademark, provided that such approval shall not be unreasonably withheld if Sellers have offered to the Business appropriate compensation in the circumstances, taking into account the loss suffered by the Business evidenced in accordance with the methods above.

(v)	It is agreed that none of the limits to Sellers responsibility set in Article 12 of this Agreement shall be applicable to Sellers’ liability and that this commitment shall remain in force for a period of three years after the final conclusion of any proceeding relating to the Champomy trademark referred above and provided further that the commitments of Sellers shall remain in full force even after this period of three years in respect of any claim relating to the outcome of court proceedings referred above and trademark Champomy, from Buyers on Sellers made before such date.

The rights of Buyers to receive the financial compensation provided hereunder shall exist as soon as there exists a provisionally enforceable court decision, provided that, in the event where the contents of such a decision is not a prohibition of use of the trademark, the payments due by Sellers to Buyers will take place upon receipt by Sellers of a calculation made by Buyers of the loss suffered by the Business, such calculations made in accordance with the rules above with all reasonable supporting documents.

In the event that following a provisionally enforceable adverse court decision a higher court would finally reverse such a decision, the Parties will consult in good faith and agree an amount of money to be returned by Buyers to Sellers so that the money finally retained by Buyers is only the fair compensation of the losses suffered by the Business calculated in accordance with the rules set out above.

12.6	In Schedule 12.6 to this Agreement is a note relating to an opposition filed before the European Patent Office in Munich under number 96931874.0 in respect of patent n° 3 793 601 which relate to certain aspects of the PAN technology. It is agreed that Sellers will continue to take and complete all steps necessary, at the Sellers costs, to obtain confirmation as to the validity of the patent.

Sellers agree to keep Buyers closely informed of the proceedings and will more generally timely keep Buyers informed in all material respects. The reasonable comments of Buyers shall reasonably be taken into account.

Sellers shall fully indemnify Buyers and the Business in respect of any adverse outcome of the above mentioned proceeding.

The indemnity to be provided by Sellers will include in particular, but without limitation, reimbursement of costs, compensation for industrial and commercial loss or costs, resulting from any reduction to the rights in respect of the patents.

In the event of a proposed settlement, Sellers shall promptly fully inform Buyers. The prior written approval from Buyers shall always be necessary for any settlement which would or might reduce the rights of Buyers and/or the Business under the license attached in Schedule 7.3, provided that such approval shall not be unreasonably withheld if Sellers have offered to the Business appropriate compensation in the circumstances, taking into account the loss suffered by the Business evidenced in accordance with the methods above.

It is specifically agreed that none of the limits to Sellers’ responsibility set in Articles 12.1 to 12.4 of this Agreement shall be applicable to Sellers’ liability and that this commitment shall remain in force for a period of two years after the final conclusion of any proceeding relating to the PAN and provided further that the commitments of Sellers shall remain in full force even after this period of two years in respect of any claim made before such date.

13	MANAGEMENT OF THE COMPANIES AND/OR BUSINESS BETWEEN THE DATE HEREOF AND THE CLOSING

13.1	Sellers undertake that as from the date hereof, until Closing, each of the Companies and/or the Business shall be managed in all respects in the ordinary course of business, and in compliance with all applicable laws, regulations and contracts applicable, and Sellers shall and shall procure that the management shall preserve and protect each Company and/or the Business from any diminution in value.

In particular but without limitation, Sellers shall procure that the Business and/or each of the Companies shall, except with Buyers’ prior written approval:

(1)	maintain assets in customary repair, order and condition;

(2)	maintain books, accounts and records in accordance with French GAAP for French Companies and US GAAP for US Companies, and prior practice;

(3)	not purchase or dispose of any current assets and/or of any fixed assets or agree to incur any liabilities in respect of the Companies and/or the Business for individual amounts exceeding Euros 150,000 (one hundred fifty thousand) or the equivalent in another currency, or commit to such kind of transaction, except in connection with the purchase of any current assets in the ordinary course of business;

(4)	not amend certificates of incorporation, if applicable, and/or the by-laws of the Companies except as required by the reorganization provided herein and except with respect to conversion in Euro of the Companies’share capital;

(5)	not enter into any proceedings as a plaintiff without having obtained Buyers’ approval, which approval shall not be unreasonably withheld and without prejudice to the right of Sellers to defend the Business, provided that Sellers shall keep Buyers duly informed; it is specified that the Business and/or the Companies may send injunctions to debtors of the Business in the ordinary course of business without Buyers’ prior approval;

(6)	not agree to enter into or to terminate or to vary any material contract;

(7)	not authorize, issue, redeem, consolidate or subdivide any shares (or any other securities — valeurs mobilières for the French Companies) of capital stock of the Companies or any option, warrant, right or encumbrance of any kind with respect hereto, except in respect of the reorganization provided in Schedule 13.1.(7) and except in respect of the conversion into Euros of the share capital of the Companies and except as disclosed in Schedule 13.1(7), it being understood that the Companies (in compliance with law and applicable regulations) shall have the right to distribute until Closing, without restrictions, dividends related to past financial years and relating to financial year 2001 for the period until 30 June 2001 (or until 31 December 2001, in the event that Closing occurs after that date), provided that such distribution(s) shall not carry any Tax cost for the Companies and/or the Buyers and/or the Business (except only if the obligation to pay Tax results from a decision made by Buyers after the date of Closing). Sellers will provide Buyers in a timely manner with a letter describing the proceeding and amount of the contemplated distribution for each Company. Buyers shall have the right to make reasonable comments which shall be reasonably taken into account by Sellers;

(8)	except for the needs of the reorganization provided in Schedule 14.7 and/or as provided for in Schedule 13.1.8 and subject to Article 13.7, not proceed with any hiring or dismissal without cause of any member of the management, defined as persons earning an annual basis salary in excess of Euros 60,000 (sixty thousand) or the equivalent in another currency, of the Business and/or any of the Companies, and/or change the conditions of employment currently in force of any employee of the Business and/or any of the Companies, including the granting of salary increases, entering into employment agreements or collective bargaining agreements (or renewals thereof) or agreeing to provide any additional benefits whether on an individual or general basis, other than or as required by compulsory applicable laws, collective bargaining agreement or other pre-existing agreement and provided that Sellers confirm that the recent reorganization to certain part of the Business described in Schedule 13.1(8) to this Agreement and/or the performance of this Agreement will not result in any change to the burden of the commitments of the Business towards its employees, in any manner whatsoever and provided further that Sellers have not made any commitments and provided that the above shall not prevent Sellers, to the extent they act in the strict ordinary course of business, to award to a number not exceeding 5% of the salaried personnel increases in salary or other benefits for a maximum of Euros 4,000 (four thousand) per person and per year, which could lead to the same consequence or have the same effect;

(9)	not issue or commit to issue or arrange to issue a guarantee or parent company guarantee or letter of credit (“lettre de crédit”), except for letters of credit entered into in the ordinary course of business, or, as well as enter into any forward foreign exchange contract (contrat de couverture de change à terme) for a period of more than three (3) months, in a principal amount in excess of Euros 50,000 (fifty thousand) and in an aggregate amount in excess of Euros 300,000 (three hundred thousand);

(10)	not enter into any banking or debt factoring facility, loan or guarantee, or any financial commitments or loan or vary any existing banking or debt factoring facility;

(11)	not reduce any of its existing business interruption, property damage, product liability, employer’s liability, fire damage or public liability insurance coverage to lapse or to be reduced;

(12)	not change agreements and/or arrangements, or terminate agreements and/or arrangements, which are in force at the date hereof in any way which materially affects the value of the Business, provided that a general increase in the list price shall occur on September 17, 2001;

(13)	not make any change in accounting methods or procedures or Tax practices;

(14)	Sellers shall use their best endeavours that as from the date hereof until Closing the Business and/or the Companies be managed so that the commitments, representations and warranties herein contained remain true and accurate on the Closing, subject to the provisions of Article 9.2.11 and provided further that nothing in this Article 13 is designed to restrict Sellers’ freedom to decide on their prices, discounts and payments terms in the ordinary course of business and subject to the conduct of the Business in the ordinary course of business;

13.2	There was no Loading as of the date of this Agreement and there will be no Loading until and including at Closing, except in connection with the general increase in the list price referred to in Article 13.1(12) above.

Sellers acknowledge that the provisions of this Article 13 are to ensure the Buyers receive delivery on Closing of the Business in the same overall state commercially and industrially, as on the date of the Business Financial Statements.

13.3	Sellers shall fully indemnify Buyers from the adverse consequences (including, but not limited to, all costs, losses, claims, liabilities, damages and actions) of any inaccuracy or misperformance of any of the provisions of Article 13.1 above.

13.4	Sellers agree that during the period between the date hereof and Closing, they shall give reasonable access to Buyers on reasonable notice to Sellers to any aspect of the Business, which access is to include the right to have access to the managers and the premises of the Business and review and, as the case may be, negotiate terms of employment with key managers and enter with them into arrangements after Closing and conduct site investigations in line with applicable laws.

13.5	Sellers agree that during the period between the date hereof and the date of Closing, they will provide Buyers, on a monthly basis, with all management accounts for any Companies and/or the Business.

13.6	Except as specifically provided in this Agreement in respect of litigation, Sellers agree that they will remain responsible in respect of and hereby agree to fully indemnify (that is without the de minimis, threshold, deductible and cap being applicable) the Buyers and/or the Companies against any adverse consequences arising out as a result of a breach of this Article 13.

13.7	Notwithstanding anything contained herein to the contrary, Sellers and/or their Affiliates shall not send a notice to the Union of Needletrades, Industrial and Textile Employees (the “Florida Union”) pursuant to Article 41 of the Collective Bargaining Agreement dated as of November 13, 1999 (the “ Union Contract”) to modify the Union Contract. In the event that the Sellers and/or their Affiliates receive a notice from the Florida Union pursuant to Article 41 of the Union Contract indicating the Florida Union’s desire to modify the Union Contract, Sellers and/or their Affiliates shall use their reasonable efforts to obtain the agreement of the Florida Union to extend (without further amendment) the term of the Union Contract to April 1, 2002. In the event that the Florida Union resists such an extension, the Sellers and/or their Affiliates shall permit a representative of Buyers’ Group to meet with the Florida Union for purposes of discussing such an extension. The representatives of Buyers’ Group shall conduct such discussions in a commercially reasonable, business-like manner and shall use reasonable efforts to avoid disadvantaging Sellers and/or their Affiliates should they be required to commence negotiations with the Florida Union. If the Parties are unsuccessful in negotiating such an extension of the term, the Sellers and/or their Affiliates shall proceed to negotiate with the Florida Union concerning the renewal and modification of the Union Contract and may enter into a renewal and modification of the Union Contract; provided, however, that the Sellers and/or their Affiliates shall consult with, consider in good faith and not arbitrarily reject the positions advanced by the Buyers, which positions shall be consistent with the document titled “Proposed Changes to Florida Contract” dated August 17, 2001 agreed by the Parties. Prior to and throughout the negotiations with the Florida Union, the Sellers shall keep the Buyers fully informed as to the status of such negotiations and the Sellers’ negotiating positions.

14	REPRESENTATION AND WARRANTIES OF THE BUYERS

Each of the Buyers represents and warrants to the Sellers as of the date of this Agreement as follows and acknowledges and confirms that the Sellers are relying on such representations and warranties in connection with the sale by the Sellers of the French Shares, US Shares, French Business Assets, US Business Assets and Other Business Assets:

14.1	Each of the Buyers is a corporation validly existing under the laws of its jurisdiction of incorporation.

14.2	Each of the Buyers has the corporate power and capacity to enter into this Agreement and to perform its obligations hereunder. This Agreement has been duly authorized by each of the Buyers. Each of the agreements, contracts and instruments required by this Agreement to be delivered by the Buyers at the time of Closing has been duly authorized by each of the Buyers. This Agreement has been duly executed and delivered by each of the Buyers and is a legal, valid and binding obligation of each of the Buyers. At the time of Closing, each of the agreements, contracts and instruments required by this Agreement to be delivered by the Buyers will be duly executed and delivered by the Buyers and will be legal, valid and binding obligations of the Buyers.

14.3	To the Knowledge of Buyers, the execution and delivery of this Agreement by each of the Buyers and the consummation of the transactions provided for herein will not result in the violation of, or constitute a default under or conflict with or cause the acceleration of any obligation of any of the Buyers under:

(a)	any Contract to which such Buyer is a party or by which it is bound;

(b)	any provision of the consenting documents or by-laws or resolutions of the board of directors (or any committee thereof) or shareholders of such Buyer;

(c)	any judgment, decree, order or award of any court, governmental body or arbitrator having jurisdiction over such Buyer; or

(d)	any applicable, law, statute, ordinance, regulation or rule.

14.4	Except as set out in Schedule 14.4, there are no requirements for any of the Buyers to make any filing with, give any notice to or obtain any license, permit, certificate, registration, authorization, consent or approval of, any governmental or regulatory authority as a condition to the lawful consummation of the transactions contemplated by this Agreement.

14.5	The price allocation referred to in Article 4(1) above and the reorganization process described in Schedule 14.7 comply with applicable laws and shall not trigger any tax adjustment on the Companies and/or Sellers after the date of Closing.

14.6	The Buyers hereby agree to indemnify the Sellers and hold them harmless from and against any loss, liability, damage or expense (including reasonable legal expenses and costs) which Sellers may suffer, sustain or become subject to as a result of any breach of warranties set forth in this Article 14, provided that except as otherwise provided in this Article 14, the maximum liability of Buyers hereunder shall be limited as provided for the liability of Sellers in Articles 12.4.1 to 12.4.3.

14.7	As a sole exception to the limits to Buyers’ liability provided under Article 14.6, no limits to Buyers liability shall apply in respect of claims relating to a tax becoming effectively payable by Sellers as a result of (i) a reassessment of the allocation of the Base Purchase Price between the French Shares and the trademarks which are part of the French Business Assets and/or (ii) any part of the reorganization process described in Schedule 14.7, provided that Buyers shall in any case be liable only if Sellers have informed with reasonable promptness Buyers of any reassessment and if

Buyers shall have obtained from Sellers and retain control of all relevant steps and proceedings and provided further that the attempted tax reassessment does not find its origin, directly or indirectly, in an act or omission of Sellers. Notwithstanding the above, it is confirmed that the payment mentioned under Article 4.1(b) will be the full and final lump sum compensation to Sellers from Buyers (on its behalf and on behalf of the Companies) for any Tax payable by Sellers for the transfer of the Business under the clauses and conditions, and in particular the price allocation, mentioned in this Agreement and the relevant Ancillary Agreement, and that Sellers shall have no further claim in respect of such Tax, except if they are levied as a result of a final decision from the Tax authorities reassessing the basis on which, pursuant to this Agreement and/or the relevant Ancillary Agreements, the transactions referred to in Article 14.7(i) and 14.7(ii) above in connection with the transfer of the Business have taken place.

The liability of Buyers shall be limited to that part of the reassessment relating to the additional capital gain payable in case of transfer of assets compared to transfer of shares and Sellers shall remain responsible for that part of the reassessment relating to the capital gain payable by Sellers on the basis of a transfer of shares.

14.8	The representations and warranties of the Buyers contained in Article 14 shall survive until March 31, 2004 provided that the duration of the warranties made by the Buyers shall be extended for a maximum time period of four (4) months and two (2) weeks in the event any competent regulatory or other authority which has authority in connection with the consummation of the transaction contemplated in this Agreement, has extended the initial period that such authority has to review the transactions contemplated by this Agreement by a period of time corresponding to such extension, provided that in respect of claims linked to tax and to the non-compete clause entered into, as part of the agreement of the 29th of July 1999, between the Buyers and The Coca-Cola Company, a company incorporated under the laws of Delaware, the statute of limitation period plus 60 (sixty) days shall apply.

15	MISCELLANEOUS

15.1	Restriction on Sellers to compete

15.1.1	Notwithstanding the agreement referred to in Article 7.5 of this Agreement, Sellers undertake that they will not and shall procure that each member, now or in the future, of Sellers’ Group, will not, without prejudice to the agreements referred under Article 7 to this Agreement:

(a)	for a period of four (4) years from Closing, either alone or jointly with, or as advisor to, or agent of, any person, directly or indirectly, carry on or be engaged or economically interested in carbonated and still soft drink and/or fruit juice businesses in any country except:

(i) carbonated soft drink businesses in certain countries as listed in Part III of Schedule A to the extent necessary for Sellers to continue to operate in such countries; and

(ii) current activities carried on within Sellers Group in the soft drink business as described in Schedule 15.1.1(a) and the Seagram non alcoholic beverage business to be acquired by Pernod Ricard; and

(iii) for the good performance of the Sellers and/or their affiliates of their obligations under any of the Ancillary Agreements.

For the avoidance of doubt, the Parties have agreed to specify that (i) Alcopops (ie: alcoholic carbonates, pre-mixed spirit based beverages, flavoured alcoholic beverages and wine based low alcohol beverages), (ii) alcoholic and non alcoholic fermented ciders, (iii) non alcoholic aniseed based beverages and (iv) non alcoholic versions (targeted at adults) of existing alcoholic beverages with clear reference to this alcoholic beverage (i.e. brand name, taste, design), it being understood that, for the avoidance of any doubt, Champomy is excluded from such a definition, are not included in the definition of soft drink and/or fruit juice business.

(b)	for a period of three (3) years from Closing, on its own account, or in conjunction with, or on behalf of any other firm, company, organization or person, solicit or entice away from any of the Companies, in respect of an activity competing with the Business, the custom of any person, firm, company or organization, which at any time within the 12 months preceding the Closing, was a customer of any of the Companies;

(c)	for a period of three (3) years from Closing, solicit or entice away from the employment of any member of Buyers Group and/or the Companies, any key employee listed in Schedule 15.1.1(c); and/or

(d)	assist any person to do any of the foregoing things;

(e)	however, the provisions of Article 15.1.1(a) to (d) shall not limit the rights of CSR and Marmande Production and Flavors From Florida pursuant to the manufacturing and co-packing and supply agreements referred to in Articles 7.1 and 7.2 of this Agreement, provided that Sellers undertake and guarantee that the operating of the plants owned by CSR and of the plant operated at Marmande will comply with the specific non compete commitments contained in such agreements.

15.1.2	If, at the time of enforcement of Article 15.1.1 above, a court or authority holds that the restrictions stated herein are unreasonable under the circumstances then existing, the parties agree that the maximum period, scope or geographical area reasonable under such circumstances shall be substituted for the stated period, scope or area. The parties hereto acknowledge that money damages would be an inadequate remedy for any breach of Article 15.1.1. Therefore, in the event of a breach or threatened breach of Article 15.1.1, the Buyers or their successors or assigns may, in addition to other rights and remedies existing in their favor, apply to any court of competent jurisdiction for specific performance and/or injunctive or other relief in order to enforce or prevent any violations of, the provisions of this Article 15.1.1.

15.1.3	Notwithstanding the provisions of Articles 15.1.1 and 15.1.2, it is further agreed as follows:

During the period indicated in Article 15.1.1(a) above, Sellers shall not actively look for the acquisition of a business competing with the Business.

However, this shall not prohibit the Sellers to acquire a business which includes an activity competing with the Business, provided that this activity shall not exceed 40% of the sales of the acquired business.

Sellers shall immediately and actively in good faith pursue all appropriate steps to proceed with the sale of the competing activity and have as a target to sell such activity (including obtaining regulatory consents and closing the sale) within twelve months of its acquisition.

Sellers agree to provide notice at the beginning of the sale process of competing activity and invite the Buyers to participate in the sale process (including private transactions). If the Buyers elect not to be so involved, the Sellers will respond to any reasonable request from the Buyers to the Sellers as to the Sellers’ compliance with Article 15.1.3.

15.2	Costs and expenses

All Transfer Taxes payable on the execution of this Agreement and/or with respect to the consummation of the transactions contemplated by this Agreement to occur on the Closing Date (but excluding any transactions between or among any of the Sellers or the Companies or their respective Affiliates) and described in Schedule 15.2 shall be borne by the Buyers. Buyers shall bear the cost of any HSR filing.

Each Party shall bear the fees, costs and commissions of its own advisers and agents.

15.3	Assignment

15.3.1	This Agreement shall be binding on and inure for the benefit of the successors and permitted assigns of each Party.

15.3.2	Neither party shall assign or purport to assign in whole or in part the benefit of this Agreement without the prior consent of the other Party, provided that Buyer may upon notice to the Sellers assign the benefit of this Agreement, in whole or in part, to a member of Buyer’s Group.

15.4	Confidentiality

This Agreement is confidential between the Parties. Consequently, the Parties agree to keep this Agreement confidential and more generally not to disclose any information directly or indirectly in relation to this Agreement, unless the disclosure is (i) required by law, legal process or by regulations including stock exchange regulations, or (ii) in order to preserve its rights or (iii) is to its respective directors, officers, financial advisors, potential financing sources, legal counsel, independent certified public accountants or other agents, advisors or representatives on a need-to-know basis and with whom such Party has a confidential relationship.

15.5	Announcement

15.5.1	No announcement or press release in respect of this Agreement or as to the contents of this Agreement will be issued without the prior mutual written consent between Buyer and Seller, which consent is not to be unreasonably withheld.

15.5.2	If the announcement or the press release is required by law, including pursuant to stock exchange requirements, the consent from the other Party shall not be required, provided however that such issue shall be notified to the other Party with a reasonable notice and the content of such announcement or press release shall, as far as practicable, be discussed between the Parties before it is released.

15.6	Entire Agreement

15.6.1	This Agreement represents the entire agreement between the Parties as do the provisions of the Recitals and the Schedules attached.

15.6.2	This Agreement supersedes and renders void all letters of intent, agreements or other arrangement between the Parties, entered into prior to the date of this Agreement.

15.7	Amendments

The parties agree that the Agreement shall be amended only in writing and such amendments be signed by the duly authorized representatives of the Parties.

Neither Party will be deemed to have waived a right unless expressly specified in this Agreement.

15.8	Notices

15.8.1	Any notice to be given pursuant to this Agreement shall be delivered by hand personally with acknowledgement of receipt or sent by registered mail or special mail or shall be transmitted by facsimile on the condition that a confirmatory hard copy is sent by registered mail with acknowledgement of receipt or by special mail (at the latest one Business Day after the fax) and shall be addressed to the Party to be served at the address specified in Article 15.8.2, or to such other address as a Party may notify to the other Party in writing as being its address for service.

15.8.2	All notices shall be addressed to the Parties at the following addresses:

(a)	To Buyer	:	Cadbury Schweppes plc Group Secretary and Chief Legal Officer 25 Berkeley Square London W1J 6HB, United Kingdom

	Fax No.	:	00 44 207 830 5200

(b)	To Seller For the attention of Fax No.	: : :	Pernod Ricard Finance Director 142, boulevard Haussmann 75008 Paris 00 33 1 42 25 95 66

15.9	French

The English version of this Agreement and of any Ancillary Agreement shall prevail on any French translation of the same.

Words appearing in the French language in the English version shall in the event of ambiguity prevail over their translation into English.

15.10	Law and jurisdiction

This Agreement shall be governed by and construed in accordance with the laws of France.

Any dispute arising out or in connection with this Agreement shall be finally settled by arbitration in accordance with the following provisions and the provisions of the Nouveau Code de Procédure Civile.

For the purposes of the present clause, Sellers and Buyers shall each be considered as one and single party.

The party wishing to have recourse to arbitration (“Claimant”) shall notify the other party (“Defendant”) by registered mail a Request for Arbitration containing, inter alia, the name of the arbitrator it nominates and, to the extent possible, an indication of any amount (s) claimed.

Within thirty (30) days from the receipt of the Request for Arbitration, Defendant shall notify by registered mail to Claimant an Answer containing, inter alia, the name of the arbitrator it nominates and, to the extent possible, an indication of any amount(s) counter-claimed. Failing such designation within the time set out, the second arbitrator shall be appointed by the President of the Tribunal de Grande Instance of Paris “saisi comme en matière de référé”.

Within thirty (30) days from the appointment of the last of them, the two arbitrators shall designate a third arbitrator who shall act as the Chairman of the Arbitral

Tribunal. Failing such designation within the time set out, the third arbitrator shall be appointed by the President of the Tribunal de Grande Instance of Paris “saisi comme en matière de référé”.

The seat of arbitration shall be Paris (France). The languages to be used in the arbitration proceedings shall be French and/or English, and evidence as well as memoranda for arbitrators shall be disclosed in French and/or in English.

The final award of Arbitral Tribunal shall be rendered in English within six (6) months from the day the last arbitrator accepted its nomination, provided however that this time limit may be extended either by agreement of the parties or at the request of either of them or of the Arbitral Tribunal by the “President du Tribunal de Grande Instance de Paris saisi comme en matière de référé”.

The advance on cost requested by the Arbitral Tribunal shall be payable in equal share by the parties. The final award shall decide in what proportions the cost shall be born by the parties.

The award shall be given by a majority decision. The award shall provide for the reasoning underlying the decision. The award shall be final and binding on the parties who hereby waive their right to any form of appeal or recourse, insofar as such waiver can validly be made. The award shall be notified to the parties by registered mail.

15.11	Continuing access to records

For a period of not less than four (4) years from Closing (plus any additional time during which any Party has been advised that there is an ongoing tax audit with respect to periods prior to Closing, or such period is otherwise open to assessment), each Party agrees to give the other Party all needed co-operation access and staff assistance and other data retained by it (as may be necessary for the relevant Party for business purposes, including without limitation for the preparation of tax returns and financial statements, the management and handling of tax audits and the transfer of any Intellectual Property Rights to the Buyers and/or the Companies (including the transfer of droits d’auteurs)).

15.12	Each Party shall, at any time after the Closing, upon the request of the other Party acting reasonably and at the expense of the requesting Party, do, execute, acknowledge and deliver, and cause to be done, executed, acknowledged and delivered, all such further acts, deeds, assignments, transfers, conveyances, powers of attorney or assurances as may be required to transfer, convey, grant and confirm to and vest in the Buyers good title to the French Shares, US Shares, French Business Assets and Austin Nichols Trademarks, free and clear of all encumbrances, liens, claims, equities of any kind and charges.

15.13	Other mail and communications

Sellers shall promptly remit to Buyers any checks, cash, payments, mail or other communications relating to the Business which are received by any of the Sellers after the Closing Date. Buyers shall promptly remit to Sellers any checks, cash, payments, mail or other communications that Buyers receive after the Closing Date, relating to the Sellers and not relating to the Business.

Signed on the day, month and year above mentioned by the duly authorised representatives of the parties listed below in copies

/s/ Thierry Jacquillat Pernod Ricard Name : Thierry Jacquillat Title : Vice Chairman	/s/ Henry Udow Schweppes International Limited Name : Henry Udow Title : Attorney in Fact

/s/ Thierry Jacquillat Compagnie Financière Des Produits Orangina Name : Thierry Jacquillat Title : Director	/s/ Noah Franklin Cadbury Schweppes France Name : Noah Franklin Title : Attorney in fact

/s/ Thierry Jacquillat Pampryl Name : Thierry Jacquillat Title : Attorney in Fact	/s/ Henry Udow CBI Holdings Inc. Name : Henry Udow Title : Officer

/s/ Thierry Jacquillat Austin, Nichols & Co., Inc. Name : Thierry Jacquillat Title : Chairman